U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                              FORM 10-SB AMENDED

                  General Form For Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                    or 12(g) of the Securities Act of 1934


                     HAMILTON-McGREGOR INTERNATIONAL, INC.
------------------------------------------------------------------------------
                (Name of Small Business Issuer in its Charter)


New York,  U.S.A.                                                   11-3280448
(State or other Jurisdiction                                     (IRS Employer
of Incorporation or Organization)                          Identification No.)


1719 Route 10 W, Suite 119, Parsippany, New Jersey                       07054
(Address of Principal Executive Offices)                            (Zip Code)


Issuer's Telephone Number                                       (973) 292-2833


Securities to be registered under Section 12(b) of the Act:

Title of Each Class                            Name of Each Exchange on Which
to be so Registered:                           Each Class is to be Registered:



Securities to be registered under Section 12(g) of the Act:

                                 Common Stock
------------------------------------------------------------------------------
                               (Title of Class)

                                    PART I

     ITEM 1.   DESCRIPTION OF BUSINESS.

     (a) Business Development. Hamilton-McGregor International, Inc. ("Hamilton" or the "Company"), was incorporated in the State of New York on August 17, 1995. In December 1995, Hamilton acquired 100% of the outstanding capital stock (45.5 shares of no par value common stock) of Prime Contracting Corporation ("Prime"), a New Jersey corporation, from a related entity. The terms of the acquisition agreement, as modified in March 1996, called for a payment of $200,000 upon execution and a $1,000,000 interest-bearing note at prime plus one percent, with a principal payment of $600,000 due on October 27, 1997, and $400,000 on April 27, 1998. On March 3, 1998, the Company
restructured the promissory note payable for the purchase of Prime as follows:
$200,000 to be paid over 36 months, with interest accruing at prime plus one percent; plus a 36-month option to purchase 250,000 shares of Hamilton-McGregor stock at $0.05 per share. The Company recorded a gain in the amount of $772,650 as additional contributed capital.

     (b) Business of Issuer. The Company's business is the construction of state-of-the-art imaging centers and other medical facilities. The Company offers a full range of services, including turnkey design and construction, site analysis, architectural engineering and on-site project management.
Prime builds free-standing structures and renovates existing facilities with an emphasis on room renovations for hospitals and private medical facilities. The Company focuses its construction emphasis in an area of technology, radiology and non-invasive analysis, as a true vertical market approach in a unique area with limited competition. Prime's installations have included the following: conventional X-Rays, Magnetic Resonance Imaging ("MRI"), Computerized Axial Tomography ("CAT"), Scan Suites, Radiology/Fluoroscopy, Cardiac Catherization Labs, Laser Network Systems, Special Procedures, Angiography, Mammography, Ultrasound, Linear Accelerator, Lithotripsy, Cystography Units, Nuclear Medicine, Laboratory areas and Operating Rooms. These are all areas of construction which require high levels of electrical installation expertise and even higher levels of quality control, levels that the Company has reached after over twenty years in the industry.

     Businesses competitive with the Company are construction companies specializing in the medical marketing industry. A key component in the industry is historical market presence, which in Prime's case, is more than 20 years. The market traditionally values the knowledge and reputation within the medical community as a key determinant to the securing of contracts, which is usually accomplished through an open-bidding process. The Company markets only by word-of-mouth and relies on its long-standing, industry-wide reputation to attract all incremental business. To this extent, the Company's business is year-round, and not seasonal.

     A listing of projects completed and the clients for which they were completed is appended to this registration statement as Exhibit 99.1. This is not a complete listing, as only projects in the primary state of New Jersey have been included, and does not include any jobs which are currently underway. The Company does operate in several other states, but the greater portion of its business, approximately 65%, is conducted within New Jersey.

     The Company obtains its construction supplies from numerous suppliers and does not rely on any one vendor for any of its materials. The Company does not have any major contracts upon which it is reliant, nor does it have any patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts. The Company's business is not presently subject to any federal regulation, but rather is only required to comply with state and/or local standard manufacturing and construction codes. As the sites are built, they are inspected for compliance by state officials from the Department of Health Services, with such compliance being the responsibility of the agency or hospital in contract with the Company. As such, the Company has no requisite government approvals.

     During the past two years, the Company has spent no money on research and development activities.

     As of the date of this filing, the Company has 16 full-time employees. When projects are under construction, the Company hires temporary help sufficient to staff the projects, as and if necessary.


     ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The Company's business is the construction of state-of-the-art imaging centers and other medical facilities. The Company offers a full range of services, including turnkey design and construction services, site analysis, architectural engineering, and on-site project management.

     Except for historical information contained in this Discussion and Analysis, forward-looking statements set forth below are subject to certain risks and uncertainties, including those discussed, that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of this document. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     The Company plans to continue its operations in the same manner in which it has conducted business during the previous two years. More clients are seeking construction contracts with the Company as the number of completed jobs rises and the competency of the Company is ascertained.

     Utilizing existing cash and receivables, totaling approximately $1,362,735, the Company will be able to meet its operating capital requirements for the next 12 months. The Company, through its subsidiary Prime, has in place a $200,000 line of credit from NGF Investment Corp., carrying a 14.5% annual rate of interest, which it uses for operating capital only, and not for construction loans. No current plan is pending for raising additional capital, as none is currently required, and there are no expenditures contemplated for research and development during the next year. The Company does not anticipate the purchase or sale of any significant plant or equipment, but does expect to hire additional employees if the anticipated increase in the volume of business occurs. However, this will be on a job-by-job basis, and will occur as a result of increased billings and profit opportunities. Unless an extremely large contract is secured, the Company should be able to engage additional employees utilizing existing cash flow to cover the advances required between time of service and time of collection from the Clients of the Company.

     For the six months ended December 31, 1998, the Company reported net cash used by operations in the amount of $145,104. The Company financed this net cash deficit by borrowing additional funds. The Company financed approximately $61,000 of compensation in the form of capital stock.

     For the year ended June 30, 1998, the Company reported cash used in excess of cash generated by operating activities in an amount approximating $357,000. During the year ended June 30, 1998, the Company restructured the promissory note payable for the acquisition of its subsidiary, from a related party, from $972,650 to $200,000. The reduction of debt in the amount of $772,650 was recorded as contributed capital. The Company repaid its $200,000 line of credit with the bank by obtaining a long-term note payable from a related party.

     During the year ended June 30, 1997, the Company generated excess cash of approximately $204,000 from its operating activities. The Company was able to finance its operations and accounts receivable through accounts payable financing from its vendors. In fiscal 1997, the Company invested about $43,000 in office equipment, machinery and vehicles. The Company financed these assets in addition to its increase in accounts receivable with a line of credit from the bank.

     The results of the Company's operations for fiscal 1998 (year ended June 30, 1998), reflected a loss in the amount of $63,611, with Contracts Receivable increasing from $967,419 (1997) to $1,186,610 (1998) and Total Current Liabilities essentially falling from approximately $1,805,000 (1997) to $1,567,000 (1998). Two major changes occurred: one, the refinance of the short term loan of $200,000, which was paid in part and transformed into a long-term note, and two, the restructuring of debt associated with the acquisition of Prime Contractors, whereby $800,000 in principal value of the note (originally for $1,000,000) was converted into an option to purchase the Company's common stock at $0.05 per share, good for 36 months from March, 1998. The Company recorded this transaction as an addition to contributed capital. Income from operations has continued to improve, resulting in a six-month profit (December, 1998) of $227,894.

     The market in which the Company operates is currently in an expansive mode, because the construction of specialty medical facilities is increasing as new technologies are developed and hospitals and clinics provide specialty facilities for the provision of services associated with the more modern technologies. The niche that Hamilton-McGregor focuses on, radiology and non-invasive analysis of medical conditions, is far more preferable to most patients and is therefore in high demand. The Company believes that it is in an ideal position to capitalize on this trend because of its existing track record with the numerous medical facilities already served (see Exhibit 99.1) in the State of New Jersey and the contiguous jurisdictions of New York and Pennsylvania.


     ITEM 3.   DESCRIPTION OF PROPERTY.

     The Company presently maintains an office at 1719 Route 10, Suite 119, Parsippany, New Jersey 07054. The landlord, Northern New Jersey Management Corporation, does not charge the Company for these offices as the current demands on the space are minimal. As the Company's business expands and as its demand for office space increases, the Company will have to pay rent in the amount of $500 per month. The term of this lease is for a minimum of three years, with an option to renew for an additional two years.

     The Company at present owns no equipment. Prime, the subsidiary, leases approximately 3,600 square feet of office space located at 681 Chestnut Street, Union, New Jersey 07083. The term of this lease expires on October 31, 1999, with a renewal provision for an additional five-year term, and an annual rent of approximately $18,000.


     ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
               MANAGEMENT.

     (a) Security ownership of certain beneficial owners. The table below identifies any individual (including any "group") who is known to the Company to be the beneficial owner of more than five percent of any class of the small business issuer's voting securities:

Title of       Name and address         Amount and nature   Percentage of
class          of beneficial            of beneficial       class
               Owner                    ownership(1)

Common         RF Management(2)         2,905,400           52.00
               1719 Route 10
               Suite 119,
               Parsippany NJ

Common         R. Findlay               874,000             15.64
               29 Oak Knoll Road
               Mendham, NJ 07945

Common         A. Milleren              450,000             8.05
               45 Lexington Ave
               Oyster Bay, NY 11771

     (1) Unless otherwise indicated, the Company believes that all persons named in the above table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

     (2) As of September 30, 1998, RF Management had a total of 3,460,833 shares issued and outstanding, with beneficial ownership as follows:

          1) Roger Findlay owns 354,000 shares, of RF Management.

          2) Oak Knoll Management Corp. owns 644,000.  Alice Findlay, wife of
          Roger Findlay, is the sole stockholder, officer and director of Oak
          Knoll Management.  Roger Findlay has no other relationship with Oak
          Knoll and disclaims any beneficial ownership of these shares.

          3) Aron Scharf owns 210,000 shares of RF Management.

          4) Jan Goldberg owns 120,000 shares of RF Management.

          5) Gregory C. Maccia owns 120,000 shares of RF Management.

          6) Wayne P. Miller owns 40,000 shares of RF Management.


     (b) Security ownership of management. The table below sets for the ownership by all directors and nominees, and each of the named executive officers of the Company, and directors and executive officers of the registrant as a group.

Title of       Name and address         Amount and nature   Percentage of
class          of beneficial            of beneficial       class
               Owner                    ownership(1)


Common         RF Management            2,905,400            52.0
               1719 Route 10 W          (affiliate)
               Suite 119,
               Parsippany NJ

Common         Aron D. Scharf           150,000              2.7
               1719 Route 10 W
               Suite 119,
               Parsippany, NJ

Common         Otto Von Eilbergh        50,000               0.009
               1719 Route 10 W
               Suite 119,
               Parsippany, NJ

Common         Wayne P. Miller          40,000               0.007
               1719 Route 10 W
               Suite 119,
               Parsippany, NJ

Common         All Officers and         240,000              4.3
               Directors as a
               Group

     (1) Unless otherwise indicated, the Company believes that all persons named in the above table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

     There are no agreements between or among any of the shareholders which would restrict the issuance of shares in a manner that would cause any change of control of the Company.



     ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
               PERSONS.

     (a) Directors and Executive Officers:

     Aron D. Scharf, 48, was appointed as President and Chairman of the Board of Directors of the Company on June 30, 1997. Mr. Scharf was a co-founder of Modern Medical Modalities Corp. ("MMM") in 1989, and served as consultant and business manager of MMM until 1992. He returned to MMM in 1996. He was responsible for financial projections and planning, cash flow analysis and consultation. He was appointed to the Board of Directors of RF Management Company in 1998. Mr. Scharf received both a B.A. in Business and a B.S. in Industrial Engineering from Rutgers College, in New Brunswick, New Jersey. He went on to earn his Masters in Operations Research from Rutgers University and an MBA from Fairleigh Dickenson University. From 1974-1982, he was employed by Johnson and Johnson Domestic Operating Company as a financial planner, financial forecaster and marketing analyst. When he left J&J, Mr. Scharf opened MicroAge Computers, a retail computer store and founded Sunrise Multi-Marketing, a sales and leasing company specializing in computer equipment. He served as president of Fidelity Telecom Group from 1993 until his return to MMM in 1996.

     Otto Von Eilbergh, 44, has been Vice-President and a Director of the Company since 1997. Mr. Von Eilbergh has been associated with Prime Contracting Corporation, the Company's wholly-owned subsidiary, since 1985, and has been President of Prime since 1997. Prior to that time, he was a Senior Electrical Estimator for commercial construction with Devon Electric Company in Rockaway, New Jersey, responsible for all time and material billings and overall invoicing (1984 to 1985). From 1971 to 1984 he worked with various fuel oil companies, serving as purchasing agent, dispatcher, salesman, credit management, and ultimately was responsible for the construction of 5 Texaco stations in Northwest New Jersey for Contex Fuel Company.

     Wayne P. Miller, 49, has been Vice-President, Secretary and a Director of the Company since January, 1998. Mr. Miller has been associated with RF Management Corporation since its inception in 1995. Prior to that, Mr. Miller consulted to and was employed by Modern Medical Modalities Corp., from 1989 to 1995, and then by its wholly-owned subsidiary, Medical Marketing & Management, Inc., from 1991 to 1995, in the capacity as National Marketing/Sales Director with direct responsibility for contracting with third-party payors and development of new business. Mr. Miller has been associated with The Physicians Network since 1991, which provides turnkey medical billing systems to billing companies, hospitals and physicians. From 1991 to 1995, Mr. Miller provided billing and computerization consulting services to physicians and hospitals. Prior to that, Mr. Miller was under contract to Healthnet as vice-president of billing from 1990 to 1991. At Healthnet, Mr. Miller was responsible for the centralization of billing, collections and computerization of a $50,000,000 multi-state medical group with offices in New York, New Jersey and Maryland. From 1986 to 1990, Mr. Miller was vice-president of Marketing with HealthCare Technologies, a company specializing in total turnkey physician billing solutions. From 1983 to 1986, Mr. Miller was contracted by the Health Corp. of the Archdiocese Newark as vice-president of PrimeMark, to start a hospital-based collection agency for three hospitals and create a physician fee-for-service billing company for the hospital-based physicians. Mr. Miller also worked with the physicians in assisting them to go fee-for-service. Prior to 1983, Mr. Miller held various management positions in billing and collections.

     None of the officers or directors have been involved in a bankruptcy, criminal conviction, or subject to any order, judgment or decree, not subsequently reversed, suspended or vacated of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities, or found to be guilty of any securities laws infractions.

     (b) There are no significant employees who are not described as executives above, and there are no family relationships among directors, executive officers or any nominees to these positions.

     ITEM 6.   EXECUTIVE COMPENSATION.


                                       SUMMARY COMPENSATION TABLE

                      Annual compensation                            Long term compensation
                                                                          Awards payouts
Name and       Year   Salary($)    Bonus($)  Other      Restricted    Securities     LTIP      All other
Principal                                    annual     stock awards  underlying    payouts    compen-
position                                     compensation             options/SARs   ($)       sation($)
                                             (Medical)                (#)

  ----------------------------------------------------------------------------------------------------

Otto Von       1998   123,421      0         6,483.96    0            0              0         0
Eilbergh       1997   113,480      0         6,483.96    0            0              0         0
               1996   102,929      0         6,483.96    0            0              0         0

Aron Scharf    1998   75,000       0         6,483.96    0            0              0         0
               1997   0            0         0           0            0              0         0
               1996   0            0         0           0            0              0         0

Stephen        1998   9,615        0         0           0            0              0         0
Findlay(1)     1997   250,016      240,000   6,483.96    0            0              0         0
               1996   254,905      200,000   6,483.96    0            0              0         0

Wayne P.       1998   4,000        0         0           0            0              0         0
Miller(2)      1997   4,000        0         0           0            0              0         0
               1996   0            0         0           0            0              0         0


The existing directors of the Company currently serve on a non-compensated basis. The above compensation table reflects all compensation awarded to, earned by or paid to the executive officers and directors of the Company by any person and for all services rendered to the Company.


(1)  Mr. Findlay is no longer employed by the Company.  See Legal Proceedings
(Part II, Item 2).

(2) No direct cash compensation was paid to Wayne P. Miller for services rendered to the Company. However, the Company did accrue non-cash compensation in the amount of $1,000 per quarter for the years ended June 30, 1998 and 1997, as and for the fair value of services rendered to the Company by Mr. Miller.



     ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     On February 18, 1999, the Company issued shares of stock to compensate RF Management, Inc. for its services for the 1998 calendar year, and James Morse for services provided during the latter half of 1998. 439,400 shares were issued to RF Management and 120,000 shares were issued to Morse, under Rule 505 of Regulation D, which will be restricted as to future resale for a minimum of one year from the date of issuance. The Company evaluated this issuance at $0.10 per share for RF Management and for Morse, based upon the par value of the issued and outstanding shares, the fact that the Company lost money during its two preceding years and the restriction against transfer imposed by the private placement exemption utilized for the issuance.

     James Morse reviewed the Company's history and its needs for coming into compliance with various regulatory filings for purposes of trading in the over-the-counter marketplace. Mr. Morse recommended the filing of the Form 10SB, and identified suitable professionals for the preparation of the required filings. Morse received a payment of $10,000 plus the 120,000 shares of restricted common stock in consideration of his services provided. Based upon a market value for the services and the historical gross profit earned by the company in 1998, the value of the shares is being recorded at $0.05 per share, or a total non-cash compensation to Morse of $6,000. These shares were not due until completion of the consulting services, which occurred in the first quarter of 1999.

     RF Management provides general operational supervision of the Company on a day-to-day basis, but only if and when contracts are being negotiated or are under construction. The services of RF Management were valued at no more than $25,000 for the periods involved. In compensation for these services, the Company issued 439,400 shares in February, 1999, which, due to their restrictive legending and the uncertainty of any trading market developing, were valued at $0.05 per share. Therefore, $24,470 is being recorded in the Company's books for fees paid by stock issuance to RF Management.

R.F. MANAGEMENT CORP.

     R.F. Management Corp. is the controlling shareholder of the Company by virtue of its 52% ownership interest in the Company's common stock. R.F. Management Corp. is engaged in the business of administering and managing free-standing outpatient centers owed by radiologists who perform diagnostic services at such Centers. In addition, R.F. Management is engaged in the business of medical construction and mobile MRI services. It was incorporated in the State of New York in August, 1994 and its executive offices are located at 1719 Route 10 W, Suite 119, Parsippany, New Jersey 07054. R.F. Management is a 12(g) reporting company, and its information can be found within the EDGAR System under Commission File Number 0-26488.

     The Company offers a full range of administrative services, including contract negotiations, site selection, equipment procurement, construction, office personnel, office management, patient scheduling, patient billing, cash collections, personnel management and marketing. The company can provide either a full or limited range of administrative services at the Centers, depending upon the needs of the Centers' owners.

     On January 1, 1997, R.F. Management acquired 52% of the outstanding capital stock of Hamilton-McGregor in a private transaction with Roger Findlay, a related party, for a total purchase price of $750,000. As part of the purchase price, R.F. Management issued an installment note in the sum of $600,000, without interest, payable in four annual installments on the anniversary date of the agreement.

On March 3, 1998, Hamilton-McGregor restructured the promissory note payable for the acquisition of Prime Contracting Corp. to Modern Medical Modalities Corp., a related party, as follows: $200,000 in cash, payable over 36 months, plus interest calculated at prime plus one percent and a 36-month option to purchase 250,000 shares of Hamilton-McGregor stock at $0.05 per share. Hamilton-McGregor recorded this transaction as additional contributed capital in the amount of $772,650.

     Wayne P. Miller, President of R.F. Management, and on salary from R.F. Management, is also the Vice President, Secretary and a Director of Hamilton-McGregor. For his services at Hamilton-McGregor, Mr. Miller shall accrue, beginning on July 1, 1999, compensation from the Company in the amount of $1000 per quarter. Aron Scharf, President of Hamilton-McGregor, and on salary from Hamilton-McGregor, is also a director on the board of R.F. Management, but receives no compensation for that position.

     Other than the transactions with R.F. Management, and private placement conducted in 1995, the Company has had not dealings with any promoters during the preceding 5 years, has not acquired any assets from any promoters, nor given any discounts on stock issuances to promoters.

     A $101,000 note is due from the Company to NGF Investment Corp., of which Aron Scharf, a director of the Company, owns 20%. The only possibly-conflicting interest of Scharf in the transaction on behalf of NGF would be to achieve a market rate of interest for the repayment of the loan. However, Scharf is not the controlling shareholder of NGF and did not negotiate the original terms of the transaction for either the Company or NGF.

     The Company has not acquired any assets other than in the ordinary course of business during the preceding 5 years, and no single asset has had a value in excess of $50,000.


     ITEM 8.   DESCRIPTION OF SECURITIES.

     There is only one class of stock, common, each share having equal and identical rights to every other share for purposes of dividends, liquidation preferences, voting rights and any other attributes of a company's common stock. No voting trusts or any other arrangement for preferential voting exist among any of the shareholders, and there are no restrictions in the bylaws or articles of incorporation precluding issuance of further common stock or requiring any liquidation preferences, voting rights or dividend priorities with respect to this class of stock. As of March 17, 1999, there were 5,586,905 shares issued and outstanding.

     Each share of Common Stock entitles the holder thereof to one vote, either in person or by proxy, at a meeting of shareholders. The holders are not entitled to vote their shares cumulatively. Accordingly, the holders of more than 50% of the issued and outstanding shares of Common Stock can elect all of the directors of the Company.

     All shares of common Stock are entitled to participate ratably in dividends when and as declared by the Company's Board of Directors out of the funds legally available therefor. Any such dividends may be paid in cash, property or additional shares of Common Stock. The Company has not paid any dividends since its inception and presently anticipates that no dividends will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the Common Stock will be paid in the future.

     Holders of Common Stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary, of the Company, each share of Common Stock is entitled to share ratably in any assets available for distribution to holders of the equity securities of the Company after satisfaction of all liabilities.



                                    PART II

     ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company has never been listed on any exchanges, nor has it traded its shares in any private or "pink sheet" style of marketplace. At the date of this filing, the Company has 21 shareholders, all of which have held their shares at least one year, and in most cases, for more than two years since the date of issuance. All of these shareholders would be eligible for transactions under Rule 144, restricted, however, by the volume limitations of 144(d) with respect to any existing or former shareholders that are officers, directors or affiliates (or were at the time of the issuance of the shares). No dividends have been earned or declared since the inception of the Company.

     Applicability of Low-Priced Stock Risk Disclosure Requirements: The securities of the Company will be considered low-priced or "designated" securities under rules promulgated under the Exchange Act. Under these rules, broker/dealers participating in transactions in low-priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker/dealer's duties, the customer's rights and remedies, certain market and other information, and make a suitability determination approving the customer for low-priced stock transactions based on the customer's financial situation, investment experience and objectives. Broker/dealers must also disclose these restrictions in writing to the customer and obtain specific written consent of the customer, and provide monthly account statements to the customer. The likely effect of these restrictions will be a decrease in the willingness of broker/dealers to make a market in the stock, decreased liquidity of the stock and increased transaction costs for sales and purchases of the stock as compared to other securities.


     ITEM 2.   LEGAL PROCEEDINGS.

     The Company is involved with one of its former President, who is suing to recover on a claim for bonus and severance pay. The case is being conducted as an arbitration, with the American Arbitration Association, commencing June 9, 1998, under the caption Stephen Findlay vs. Hamilton-McGregor, Inc. The Company has cross-complained against Mr. Findlay and John Schultz (also a former employee) for breach of their contractual and non-compete agreements with the Company.

     Findlay is seeking 6 month's pay, which he claims is $125,000, plus some form of bonus, which he claims to be approximately $210,000. Counsel for the Company is of the opinion that the claim is not meritorious, and that the Company's cross-complaint for breach of contractual and non-compete agreements will offset any possible award to Findlay.


     ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.


     ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     In August 1995, the Company's Board of Directors passed a resolution authorizing the a private placement of the Company's securities in order to raise capital. Management was granted authority to prepare a Private Placement Memorandum pursuant to Rule 504 of Regulation D, governing the Limited Offer and Sale of Securities Without Registration Under the Securities Act of 1933 (as amended) and to register the securities in any state jurisdiction that management felt was required and appropriate. The Offering called for the Company to offer for sale up to 500,000 shares of the Company's common stock (the "shares") at $6.00 per share. The Offering was closed on March 29, 1996, and resulted in 80,834 shares of the Company's $0.0001 par value common stock being issued to four separate New York investors at the Offering price of $6 per share. As a result of the Offering, the Company raised an aggregate of $341,811, net of expenses of $143,189, spent on legal, accounting and brokerage. The shares sold in the Offering were subsequently split three for one, resulting in 242,505 shares at $2.00 per share.


     ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article Six of the Articles of Incorporation provides that no director of the Company shall have personal liability to the corporation or to its shareholders for damages for any breach of duty in such capacity, provided, however, that the provisions shall not eliminate or limit:

          (a) the liability of any director of the corporation if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or, with respect to any director of the corporation, that his acts violated
     Section 719 of the Business Corporation law of the State of New York, or

          (b) the liability of a director for any act or omission prior to the final adoption of this article.


     PART F/S  FINANCIAL.

                     HAMILTON-MCGREGOR INTERNATIONAL, INC.

                                AND SUBSIDIARY

                             FINANCIAL STATEMENTS

                               December 31, 1998

                         ACCOUNTANTS' REVIEW REPORT



To the Board of Directors
Hamilton-McGregor International and Subsidiary


We have reviewed the consolidated balance sheet of Hamilton-McGregor International, Inc. and Subsidiary as at December 31, 1998, and the related consolidated statements of operations, and cash flows for the six months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Hamilton-McGregor International, Inc.

A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical review procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Hamilton-McGregor International, Inc. and Subsidiary as at June 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the two years then ended not presently herein, and in our report dated August 26, 1998, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as at December 31, 1998 is fairly presented, in all material respects, in relation to the consolidated balance sheet from which it has been derived.


Vincent J. Batyr & Co.
Certified Public Accountants

Tarrytown, NY
February 8, 1999

                         INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Hamilton-McGregor International, Inc. and Subsidiary


We have audited the accompanying consolidated balance sheet of Hamilton-McGregor International, Inc. and Subsidiary as at June 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the two years ended June 30, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hamilton-McGregor International, Inc. and Subsidiary as at June 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for the years ended June 30, 1998 and 1997 in conformity with generally accepted accounting principles.



Vincent J. Batyr & Co.
Certified Public Accountants

Tarrytown, NY
August 26, 1998

                          HAMILTON-MCGREGOR INTERNATIONAL INC. AND SUBSIDIARY

                                      CONSOLIDATED BALANCE SHEETS

                                           December 31,            June 30,
                                          -------------- ------------- -------------
                                               1998           1998         1997
                                          -------------- ------------- -------------
                                           (unaudited)

ASSETS

Current Assets:
  Cash and cash equivalents               $    27,660    $    21,102    $   544,567
  Contracts receivable, less allowance
    for doubtful accounts of $40,000,
    $30,000 and $10,000, respectively       1,260,075      1,186,610        967,419
  Other receivable                             75,000           -              -
  Costs and estimated earnings in excess of
    billings on uncompleted contracts          74,957         96,582         31,999
  Current prepaid incentive compensation         -              -            20,100
  Prepaid expenses and other current assets     1,352          2,648         13,070
  Current deferred tax assets                  14,744         13,243         10,243
  Other current assets                         80,731         55,450           -
                                          -------------- ------------- -------------

       Total current assets                 1,534,519      1,375,635      1,587,398
                                          -------------- ------------- -------------


Furniture, fixtures, equipment and leasehold
  improvements (net of accumulated
  depreciation of $150,190, $133,604 and
  $181,123, respectively)                      67,704         84,089        120,306

Prepaid incentive compensation                   -              -           125,625
Deferred tax assets                            69,234        124,070        128,552
Other assets                                    5,000          3,188          3,284
                                          -------------- ------------- -------------

       TOTAL ASSETS                       $ 1,676,157    $ 1,586,982    $ 1,965,165
                                          ============== ============= =============

LIABILITIES & STOCKHOLDERS' (DEFICIENCY)

Current Liabilities:
  Short-term borrowings                   $      -       $      -       $   200,000
  Current portion of note payable -
       acquisition                             83,333         72,222           -
  Current maturities of long-term debt          8,072         10,632         12,237
  Accounts payable and accrued expenses       914,877        671,557      1,094,837
  Billings in excess of costs and estimated
       earnings on uncompleted contracts      298,898        812,207        491,631
  Current deferred tax liabilities            220,544           -             6,030
                                          -------------- ------------- -------------

       Total current liabilities            1,296,180      1,566,618      1,804,735

  Note payable - acquisition, net of
       current portion                         58,334         91,667      1,000,000
  Note payable - related party                171,000        101,000           -
  Long-term debt                               59,111         15,611         23,695
  Non-current deferred tax liabilities           -              -            37,688

  COMMITMENTS AND CONTINGENCIES                  -              -              -
                                          -------------- ------------- -------------
       TOTAL LIABILITIES                    1,584,625      1,774,896      2,866,118
                                          -------------- ------------- -------------

Stockholders' (deficiency)
  Common stock, $.0001 par value,
  15,000,000 shares authorized,
  4,977,505 shares issued and outstanding         559            498            498
  Additional paid in capital                  843,493        780,650          4,000
  Retained (deficit)                         (752,520)      (969,062)      (905,451)
                                          -------------- ------------- -------------

       TOTAL STOCKHOLDERS' EQUITY
       (DEFICIENCY)                            91,532       (187,914)      (900,953)
                                          -------------- ------------- -------------

       TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY (DEFICIENCY)  $ 1,676,157    $ 1,586,982    $ 1,965,165
                                          ============== ============= =============


See Accountants' Review Report and Notes to Consolidated Financial Statements.

                                 CONSOLIDATED STATEMENTS OF OPERATIONS

                                              For the               For the
                                         Six Months Ended         Years Ended
                                            December 31,            June 30,
                                           -------------- ------------- -------------
                                               1998            1998         1997
                                           -------------- ------------- -------------
                                            (unaudited)

Contract revenues                           $ 3,595,738    $ 5,633,716    $ 7,389,279
Costs of revenues earned                      2,492,309      4,388,829      5,860,886
                                            -------------- ------------- -------------

     Gross profit                             1,103,429      1,244,887      1,528,393


Selling, general and administrative expenses
  (includes depreciation and amortization
  expense of $16,584, $34,720 and $36,131,
  respectively)                                 808,059      1,356,873      1,605,134
                                            -------------- ------------- -------------

  Income (loss) from operations                 295,370       (111,986)       (76,741)
                                            -------------- ------------- -------------

Other income (expense)
  Interest income                                  -              -               321
  Interest expense                              (25,492)         6,139       (107,226)
                                            -------------- ------------- -------------

  Income (loss) before provision for
    (recovery of) income taxes                  269,878       (105,847)      (183,646)

Provision for (recovery of) income taxes         53,335        (42,236)        (5,703)
                                            -------------- ------------- -------------

  Net income (loss)                         $   216,543    $   (63,611)   $  (177,943)
                                            ============== ============= =============

Weighted average number of shares of
  common stock outstanding                    4,977,505      4,977,505      4,977,505
                                            ============== ============= =============

  Basic income (loss) per share             $      0.04    $     (0.01)   $     (0.04)
                                            ============== ============= =============


See Accountants' Review Report and Notes to Consolidated Financial Statements.

                                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     1998            1998         1997
                                                 -------------- ------------- -------------
                                                  (unaudited)

Net income (loss)                                $   216,543    $   (63,611)   $  (177,943)
Adjustments to reconcile excess of revenue
  over expenses to net cash provided by
  (used in) operating activities:
     Depreciation and amortization                    16,584         34,720         36,131
     Provision for doubtful accounts                  10,000         20,000           -
     Deferred income taxes                            53,335        (42,236)        (5,703)
     (Income) loss on investment in
       limited partnership                            (1,812)            96            182
     Changes in operating assets and
       liabilities:
         Contracts receivable                        (83,465)      (239,191)      (326,946)
         Other receivable                            (75,000)          -              -
         Costs and estimated earnings in excess
           of billings on uncompleted contracts       21,625        (64,583)       (11,536)
         Prepaid expenses and other current
           assets                                    (23,985)       100,697         29,928
         Deferred financing costs                       -              -              -
         Accounts payable and accrued expenses       243,380       (423,280)       473,379
         Billings in excess of costs and
           estimated earnings on uncompleted
           contracts                                (522,309)       320,576        186,416
                                                 -------------- ------------- -------------
  Net cash provided by (used in)
    operating activities                            (145,104)      (356,812)       203,909
                                                 -------------- ------------- -------------
Acquisition of furniture, fixtures and equipment        -              -           (42,536)
                                                 -------------- ------------- -------------
  Net cash provided by (used in)
    investing activities                                -              -           (42,536)
                                                 -------------- ------------- -------------
Repayment of note payable - acquisition              (22,222)       (62,064)          -
Proceeds from note payable - related party            70,000        200,000           -
Proceeds from long-term debt                          50,000           -              -
Repayment of long-term debt                           (8,959)      (881,239)        14,481
Proceeds from line of credit                            -              -           200,000
Repayment of line of credit                             -          (200,000)          -
Additional paid in capital                            62,483        776,650          4,000
                                                 -------------- ------------- -------------
  Net cash provided by financing
    activities                                       151,662       (166,653)       218,481
                                                 -------------- ------------- -------------
Net increase (decrease) in cash and cash
  equivalents                                          6,558       (523,465)       379,854
Cash and cash equivalents at beginning of year        21,102        544,567        164,713
                                                 -------------- ------------- -------------
Cash and cash equivalents at end of year         $    27,660    $    21,102    $   544,567
                                                 ============== ============= =============


See Accountants' Review Report and Notes to Consolidated Financial Statements.

             HAMILTON-MCGREGOR INTERNATIONAL INC. AND SUBSIDIARY
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 1998 AND JUNE 30, 1998 AND 1997


1 - Business

     The Company's business is the construction of state-of-the-art imaging centers and other medical facilities. The Company offers a full range of services, including turnkey design and construction services, site analysis, architectural engineering, and on-site project management.


2 - Summary of Significant Accounting Policies

     Principles of consolidation

     The consolidated financial statements include the accounts of Hamilton-McGregor International Inc. ("Hamilton") and its wholly-owned subsidiary, Prime Contracting Corporation ("Prime"), collectively the "Company". Hamilton was incorporated in the State of New York on August 17, 1995. Prime was incorporated in the State of New Jersey on June 16, 1978. Hamilton acquired all of the outstanding capital stock (forty-five and one-half [45.5] shares no par value common stock) of Prime in December 1995. The Company accounted for the acquisition of Prime in a manner similar to a pooling of interests due to the stockholders' common control of both Hamilton and a related entity.

     Cash equivalents

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     Contract receivables

     Amounts recorded as contract receivables represent amounts receivable form completed construction contracts, whether billed or unbilled.

     Furniture, fixtures, equipment and leasehold improvements

     Property and equipment are stated at cost and are depreciated by an accelerated method over the estimated useful lives. Leasehold improvements are amortized over the life of the lease or the economic useful lives of the improvements, whichever is shorter. Betterments and large renewals which extend the life of the asset are capitalized whereas maintenance and repairs and small renewals are expensed as incurred.

     Basis of Accounting

     The Company's financial statements have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables and other liabilities.

     Revenue and cost recognition

     Revenues are recognized on the percentage-of-completion method and are measured by costs incurred to date as compared to estimated total costs for each contract. Costs and amounts earned on specific jobs in excess of billings are treated as a current asset. Billings in excess of costs and estimated earnings are treated as a current liability.

     Cost and profit estimates are reviewed periodically as work progresses and adjustments, if needed, are reflected in the period in which the estimates are revised. Provisions for estimated losses, if any, on uncompleted contracts are made in the period in which such losses become known and are estimable. Change-orders which may result in revisions to costs and income are recognized in the period in which the revisions are approved. Expenses from contract claim settlements are recognized in the period awarded.

     Contracts costs included all direct material and labor costs, as well as subcontractor costs, and those indirect costs related to contract performance, such as indirect labor and supplies and overhead costs. Selling, general and administrative costs are charged to expense as incurred.

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     Income taxes

     The Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", for financial statement reporting purposes, which requires the asset and liability method of accounting for income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities and the effect of future tax planning strategies to reduce any deferred tax liability.

     Fair Value of Financial Instruments

     The carrying amounts of cash and cash equivalents, contracts receivables, accounts payable and short-term debt approximate fair value due to the short maturity of the instruments and the provision for what management believes to be adequate reserves for potential losses. It was not practicable to estimate the fair value of long-term debt because quoted market prices do not exist and an estimate could not be made through other means without incurring excessive costs.

     Earnings (loss) per share

     Earnings (loss) per share have been computed by dividing the net income
(loss) by the weighted average number of common stock shares outstanding.


3 -  Private Placement Offering

     In August 1995, the Board of Directors of the Company passed a resolution authorizing the management of the Company to initiate steps for a private placement of the Company's securities in order to raise capital. Management was granted authority to prepare a Private Placement Memorandum pursuant to Regulation Rules governing the Limited Offer and Sale of Securities Without Registration Under the securities Act of 1933 (as amended) and to register the securities in any state jurisdiction that management felt was required and appropriate. The private offering called for the Company to offer for sale up to 500,000 shares of the Company's common stock (the "shares") at $6.00 per share. The offering closed on March 29, 1996 with the sale of 80,834 shares of the Company's $0.0001 par value common stock at the offering price of $6.00 per share that raised an aggregate of $341,811, net of expenses of $143,189, for the Company.


4 - Contracts Receivable

    Contracts receivable from long-term construction contracts and programs are as follows:

                                   December 31,            June 30,
                                  -------------- ------------- -------------
                                       1998            1998         1997
                                  -------------- ------------- -------------

Billed                            $ 1,202,917    $ 1,099,494    $   910,230
Unbilled                               57,158         87,166         57,189
                                  -------------- ------------- -------------
       Total                      $ 1,260,075    $ 1,186,610    $   967,419
                                  ============== ============= =============


    Unbilled receivables represent amounts for which billings have not yet been presented to customers at the balance sheet date. These amounts are billed and generally collected within one year. Amounts due upon completion of contracts are retained by customers until work is completed and customer acceptance is obtained. Retainage amounts at December 31, 1998, June 30, 1998 and 1997 are not significant.


5 - Furniture, Fixtures, Equipment and Leasehold Improvements

    Furniture, fixture, equipment and leasehold improvements consist of the following:


                     Estimated      December 31,            June 30,
                    Useful Life-   -------------- ------------- -------------
                        Years           1998           1998         1997
                    -------------- -------------- ------------- -------------

Office equipment         5         $    24,479    $    24,479    $    54,877
Machinery and equipment  5                -              -             9,484
Vehicles                 5             142,257        142,257        186,210
Leasehold improvements   20             50,858         50,858         50,858
                                   -------------- ------------- -------------
  Total furniture, fixtures,
  equipment and leasehold
  improvements                     $   217,594    $   217,594    $   301,429

Less: Accumulated depreciation        (150,190)      (133,505)      (181,123)
                                   -------------- ------------- -------------

  Net furniture, fixtures,
  equipment and leasehold
  improvements                     $    67,704    $    84,089    $   120,306
                                   ============== ============= =============


6 - Investment in Limited Partnership

    The Company has an investment in Stamford Towers, Limited Partnership as follows:

                                   December 31,            June 30,
                                  -------------- ------------- -------------
                                      1998            1998         1997
                                  -------------- ------------- -------------

Limited partnership interest      $     5,000    $     5,000    $     5,000
                                  -------------- ------------- -------------
Aggregate cost                    $     5,000    $     5,000    $     5,000
                                  ============== ============= =============

Aggregate market value            $     5,000    $     3,188    $     3,284

Cash balance                             -              -              -
                                  -------------- ------------- -------------
                                  $     5,000    $     3,188    $     3,284
                                  ============== ============= =============


7 - Short-Term Borrowings

     At June 30, 1997, there was $200,000 outstanding on a revolving line of credit with Summit Bank, bearing interest due monthly at the prime rate plus 1%, which matured on December 31, 1997. The line of credit, which was used for short-term working capital, was secured by real property owned by an officer/stockholder and all business assets of the Company, excluding accounts receivable. On January 26, 1998, the loan was refinanced with a long term note payable to NGF Investment Corp., a related party. The note bears interest due monthly at 14.5%, and matures on September 15, 2001.


8 - Long-Term Debt

    Long-term debt consists of the following:

                                   December 31,            June 30,
                                  -------------- ------------- -------------
                                      1998            1998         1997
                                  -------------- ------------- -------------

Notes payable                     $    67,183    $    26,243    $    35,932
Less: Amounts due in one year           8,072         10,632         12,237
                                  -------------- ------------- -------------
       Total long-term debt       $    59,111    $    15,611    $    23,695
                                  ============== ============= =============


    The future principal payments for long-term debt at December 31, 1998 are as follows:

  Year Ending June 30,
  --------------------
    1999                                3,807
    2000                               56,494
    2001                                6,882
                                       ------
                                  $    67,183
                                       ======


9 - Income Taxes

     The company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement carrying amounts and tax basis of assets and liabilities using enacted rated in effect in the years in which the differences are expected to reverse.

     The Company has recorded total income tax expenses (credits) of ($53,335), ($42,236) and ($5,703), for the six months ended December 31, 1998 and the years ended June 30, 1998 and 1997, respectively. The Company has a net operating loss (NOL) carryforward for federal income tax purposes of $876,213 at June 30, 1998 available to offset income taxes in future years through 2011.

    Components of income (loss) before income taxes (recovery), and net income
(loss) are as follows:

                                   December 31,            June 30,
                                  -------------- ------------- -------------
                                      1998            1998         1997
                                  -------------- ------------- -------------

Income (loss) before (recovery of)
  income taxes                    $   269,878    $  (105,847)   $  (183,646)
Provision for (recovery of) income
  taxes                                53,355        (42,236)        (5,703)
                                  -------------- -------------- ------------
Net income (loss)                 $   216,543    $   (63,611)   $  (177,943)
                                  ============== ============= =============


The following is a reconciliation of the U.S. federal statutory tax rate and the apparent tax rate:

                                       1998            1998         1997
                                   -------------- ------------- -------------

U.S. Federal tax                        34.0%          34.0%          34.0%
Expense (benefit) from graduated rates (10.0%)         10.0%          10.0%
State taxes, net of federal
  tax benefit                            6.0%          (6.0%)         (6.0%)
Valuation allowance                     10.0%         (10.0%)         27.0%
                                   -------------- ------------- -------------
Effective tax rate                      20.0%         (40.0%)         (3.0%)
                                   ============== ============= =============


    The tax effects of temporary differences and carryforwards which give rise to significant portions of deferred tax assets and liabilities are as follows:

                           December 31, 1998               June 30, 1998            June 30, 1997
                        Current     Non-current       Current    Non-current    Current    Non-current

Deferred income tax assets:
   Net operating loss
     carryforwards      $ 15,000    $138,470          $ 15,000   $ 248,141     $  15,000    257,105
   Doubtful Accounts      12,000        -                9,000        -            3,000       -
   Depreciation            2,487        -                2,487        -            2,487       -
   Valuation Reserve     (14,743)    (69,235)          (13,244)   (124,071)      (10,244)  (128,553)
                        --------    --------          --------   ---------      --------   --------
  Total deferred income
    tax assets            14,744      69,235            13,243     124,070        10,243    128,552
                        --------    --------          --------   ---------      --------   --------

Deferred income tax liabilities:
  Incentive compensation    -           -                 -           -           (6,030)   (37,688)
                        --------    --------          --------   ---------      --------   --------

  Total deferred income
    tax (liabilities)       -           -                 -           -           (6,030)   (37,688)
                        --------    --------          --------   ---------      --------   --------

  Net deferred income
    tax assets
    (liabilities)         14,744      69,235            13,243     124,070         4,213     90,864
                        ========    ========          ========   =========      ========   ========



     The Company has recorded current and deferred provision for (recovery of) income taxes as follows:


                                   December 31,            June 30,
                                  -------------- ------------- -------------
                                      1998            1998         1997
                                  -------------- ------------- -------------

Current                           $      -       $      -       $      -
Deferred                               53,355        (42,236)        (5,703)
                                  -------------- -------------- ------------
  Total                           $    53,355    $   (42,236)   $    (5,703)
                                  ============== ============= =============


10 - Related Party Transactions

     Operating lease

     The Company is obligated under a five year operating lease for a facility located at 681 Chestnut Street, Union, New Jersey 07083. The lease expires October 31, 1999 and calls for a fixed annual rental of $18,000, payment of all real estate taxes and utilities and contains a renewal provision for an additional five-year term. Rent expense for the years ended June 30, 1998 and 1997 was $23,404 and $18,590 respectively.

     Acquisition

     In December 1995, Hamilton-McGregor International Inc. acquired one hundred percent (100%) of the outstanding shares (forty-five and one-half [45.5] shares of no par value common stock) of Prime Contracting Corporation ("Prime"), a New Jersey Corporation, from a related entity. Prime is a full service contractor that provides turnkey design and construction services. The terms of the agreement, as modified in March 1996, called for a payment of two hundred thousand ($200,000) and a one million dollar ($1,000,000) note bearing interest at prime plus one percent (1%) and require a principal payment of six hundred thousand dollars ($600,000) on October 27, 1997 and four hundred thousand dollars ($400,000) on April 27, 1998. The extinguishment of Prime's accounts payable to its former parent aggregating approximately $358,000, in conjunction with the modification agreement, has been treated as a contribution to additional paid-in capital. The Company accounted for the business combination in a manner similar to a pooling of interests due to the stockholder's common control of both Hamilton and the related party.

     On March 3, 1998 the Company restructured the promissory note payable for the sale of Prime Contracting Corp. as follows: $ 200,000 in cash payable over 36 months, plus interest calculated at prime plus 1% and a 36 month option to purchase 250,000 shares of the related party stock at $ 0.05. The Company recorded the gain in the amount of $772,650 as contributed capital.


11 -     Commitments and Contingencies

     Employment contract

     In November 1994, Prime entered into an employment agreement with its president to receive gross revenue bonuses at the end of any of the first five bonus years beginning October 1994. The gross revenue bonus advanced in accordance with the agreement is amortized over the ten year contract term. In addition, a special bonus was paid to the same party, and was amortized over a 12 month period beginning January 1, 1995.

     In December 1997, the employment contract was terminated, resulting in a charge to operations in the amount of $145,725 for the balance of prepaid compensation.


12 - Litigation

     In June, 1998, "Hamilton" was named as defendant in an arbitration filed by Stephen Findlay under the Employment Arbitration Rules of the American Arbitration Association. The claim alleges termination of Mr. Findlay without cause and breach of an employment contract. The plaintiff seeks compensatory and punitive damages, costs and legal fees. This matter is in the pleading stage. It is too early at this time to estimate the eventual outcome of this case.

    FINANCIAL STATEMENTS AND EXHIBITS.

    (a) List separately all financial statements filed as part of the registration statement.

    Interim Statement for December 31, 1998 (unaudited), including Audited Financial Statements for June 30, 1998, and June 30, 1997


                                   PART III

  EXHIBITS

 3.1     Articles of Incorporation, dated August 11, 1995
 3.2     Bylaws, adopted on August 11, 1995
10.1     Real Property Office Lease, dated November 1, 1994
10.2     Rider to Real Property Office Lease, dated November 1, 1994
27       Financial Data Schedule
99.1     List of Completed Jobs in State of New Jersey
99.2     Credit Line with NGF Investment Corp.



                                  SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                     HAMILTON-MCGREGOR INTERNATIONAL, INC.


Date:  September 16, 1999    By:  /s/ Aron Scharf
                             Aron Scharf, President
                             Chairman, Treasurer


Date:  September 16, 1999    By:  /s/ Wayne P. Miller
                             Wayne P. Miller, Secretary
                             Director


Date:  September 16, 1999    By:  /s/ Otto Van Eilbergh
                             Otto Van Eilbergh
                             Director

Exhibit 3.1   Articles of Incorporation


                         CERTIFICATE OF INCORPORATION

                                      OF

                     HAMILTON-MCGREGOR INTERNATIONAL INC.

            Pursuant to Section 402 of the Business Corporation Law

I, the undersigned, a natural person of at least 18 years of age, for the purpose of forming a corporation under Section 402 of the Business Corporation Law of the State of New York hereby certify:


FIRST:  The name of the corporation is:

                     HAMILTON-MCGREGOR INTERNATIONAL, INC.


SECOND: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under Article IV of the Business Corporation Law, except that is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body' without such consent or approval first being obtained.


THIRD: The office of the corporation is to be located in the County of NASSAU, State of New York.


FOURTH: The aggregate number of shares which the corporation shall have the authority to issue is FIFTEEN MILLION @ .0001 par value, each of which shall be common stock.


FIFTH: The Secretary of State is designated as agent of the corporation upon whom process against it may be served. The post office address to which the Secretary of State shall mail a copy of any process against the corporation served upon him is:

  C/O SCOTT ZUCKER
  111 GREAT NECK RD
  STE 300
  GREAT NECK, NY 11021


SIXTH: No director of the corporation shall have personal liability to the corporation or to its shareholders for damages for any breach of duty in such capacity, provided, however, that the 'Provision shall not eliminate or limit:

    (a) the liability of any director of the corporation if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or, with respect to any director of the corporation, that his acts violated Section 719 of the Business Corporation Law of the State of New York, or

    (b) the liability of a director for any act or omission prior to the final adoption of this article.


IN WITNESS WHEREOF, this certificate of incorporation has been subscribed by the undersigned this 08/11/95, who affirms the statements made herein are true under the penalties of perjury.

  s/ Sherri Cook
  Sherri Cook, Incorporator


XL Corporate & Research
Services, Inc.
194 Washington Avenue
Albany, New York 12210

              Exhibit 3.2   Bylaws

                                    BY-LAWS
                                      OF
                     HAMILTON-MCGREGOR INTERNATIONAL, INC.


                              ARTICLE I - OFFICES

The principal office of the corporation shall be in the City of Great Neck, County of Nassau, State of New York. The corporation may also have offices at such other places within or without the State of New York as the board may from time to time determine or the business of the corporation may require.


                           ARTICLE II - SHAREHOLDERS

1. PLACE OF MEETINGS.

Meetings of shareholders shall be held at the principal office of the corporation or at such place within or without the State of New York as the board shall authorize.

2. ANNUAL MEETING.

The annual meeting of the shareholders shall be held on first day of May at 10:00 A. M. in each year if not a legal holiday, and, if a legal holiday, then on the next business day following at the same hour when the shareholders shall elect a board and transact such other business as may properly come before the meeting.

3. SPECIAL MEETINGS.

Special meetings of the shareholders may be called by the board or by the president and shall be called by the president or the secretary at the request in writing of a majority of the board or at the request in writing by shareholders owning a majority in amount of the shares issued and outstanding. Such request shall state the purpose or purposes of the proposed meeting, Business transacted at a special meeting shall be confined to the purposes stated in the notice.

4. FIXING RECORD DATE.

For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the board shall fix, in advance, a date as the record date for any such determination of shareholders. Such date Shall not be more than fifty nor less than ten days before the date of such meeting, nor more than fifty days prior to any other action. If no record date is fixed it shall be determined in accordance with the provisions of law.

5. NOTICE OF MEETINGS OF SHAREHOLDERS.

Written notice of each meeting of shareholders shall state the purpose or purposes for which the meeting is called, the place, date and hour of the meeting and unless it is the annual meeting, shall indicate that it is being issued by or at the direction of the person or persons calling the meeting. Notice shall be given either personally or by mail to each shareholder entitled to vote at such meeting, not less than ten nor more than fifty days before the date of the meeting. If action is proposed to be taken that might entitle shareholders to payment for their shares, the notice shall include a statement of that purpose and to that effect. If mailed, the notice is given when deposited in the United States mail, with postage thereon prepaid, directed to the shareholder at his address as it appears on the record of shareholders, or, if he shall have filed with the secretary a written request that notices to him be mailed to some other address, then directed to him at such other address.

6. WAIVERS.

Notice of meeting need not be given to any shareholder who signs a waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him.

7. QUORUM OF SHAREHOLDERS.

Unless the certificate of incorporation provide s otherwise, the holders of a majority of the shares entitled to vote thereat shall constitute a quorum at a meeting of shareholders for the transaction of any business, provided that when a specified item of business is required to be voted on by a class or classes, the holders of a majority of the shares of such class or classes shall constitute a quorum for the transaction of such specified item of business, When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders. The shareholders present may adjourn the meeting despite the absence of a quorum.

8. PROXIES.

Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy. Every proxy must be signed by the shareholder or his attorney-in -fact. No proxy shall be valid after expiration of eleven months from the date thereof unless otherwise provided in the. proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

9. QUALIFICATION OF VOTERS.

Every shareholder of record shall be entitled at every meeting of shareholders to one vote for every share standing in his name on the record of shareholders, unless otherwise provided in the certificate of incorporation.

10. VOTE OF SHAREHOLDERS.

Except as otherwise required by statute or by the certificate of incorporation:

(a) directors shall be elected by a plurality of the Votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election;

(b) all other corporate action shall be authorized by a majority of the votes cast.

11. WRITTEN CONSENT OF SHAREHOLDERS.

Any action that may be taken by vote may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of all the outstanding shares entitled to vote thereon or signed by 'such lesser number of holders as may be provided for in the certificate of incorporation.


                            ARTICLE III - DIRECTORS

1. BOARD OF DIRECTORS

Subject to any provision in the certificate of incorporation the business of the corporation shall be managed by its board of directors, each of whom shall be at least 18 years of age and be shareholders.

2. NUMBER OF DIRECTORS.

The number of directors shall be seven. When all of the shares are owned by less than three shareholders, the number of directors may be less than three but not less than the number of shareholders.

3. ELECTION AND TERM OF DIRECTORS.

At each annual meeting of shareholders, the shareholders shall elect directors to hold office until the next annual meeting. Each director shall hold office until the expiration of the term for which he is elected and until his successor has been elected and qualified, or until his prior resignation or removal.

4. NEWLY CREATED DIRECTORSHIPS AND VACANCIES.

Newly created directorships resulting from an increase in the number of directors and vacancies, occurring in the board for any reason except the removal of directors without cause may be filled by a vote of a majority of the directors then in office, although less than a quorum exists, unless otherwise provided in the certificate of incorporation. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the shareholders unless otherwise provided in the certificate of incorporation. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

5. REMOVAL OF DIRECTORS.

Any or all of the directors may be removed for cause by vote of the shareholders or by action of the board. Directors may be removed without cause only by vote of the shareholders.

6. RESIGNATION.

A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

7. QUORUM OF DIRECTORS.

Unless otherwise provided in the certificate of incorporation, a majority of the entire board shall constitute a quorum for the transaction of business or of any specified item of business.

8. ACTION OF THE BOARD.

Unless otherwise required by Law, the vote of a majority of the directors present at the time of the vote, if a quorum is present at such time, shall be the act of the board. Each director present shall have one vote regardless of the number of shares, if any, which he may hold.

9. PLACE AND TIME OF BOARD MEETINGS.

The board may hold its meetings at the office of the corporation or at such other places, either within or without the State of New York, as it may from time to time determine.

10. REGULAR ANNUAL MEETING.

A regular annual meeting of the board shall be held immediately following the annual meeting of shareholders at the place of such annual meeting of shareholders.

11. NOTICE OF MEETINGS OF THE BOARD, ADJOURNMENT.

(a) Regular meetings of the board may be held without notice at such time and place as it shall from time to time determine. Special meetings of the board Shall be held upon notice to the directors and may be called by the president upon three days notice to each director either personally or by mail or by wire; special meetings shall be called by the president or by the secretary in a like manner on written request of two directors. Notice of a meeting need not be given to any director who submits a waiver of notice whether before or after the meeting or who attends the meeting without protesting prior thereto or at its commencement- the lack of notice to him.

(b) A majority of the directors present, whether or not a quorum IS present, may adjourn any meeting to another time and place. Notice of the adjournment shall be given all directors who were absent at the time of the adjournment and, unless such time and place are announced at the meeting, to the other directors.

12. CHAIRMAN.

At all meetings of the board the president, or in his absence, a chairman chosen by the board shall preside.

13. EXECUTIVE AND OTHER COMMITTEES.

The board, by resolution adopted by a majority of the entire board, may designate from among its members an executive committee and other committees, each consisting of three or more directors. Each such committee shall serve at the' pleasure of the board,

14, COMPENSATION.

No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance, at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.


                             ARTICLE IV - OFFICERS

1. OFFICES, ELECTION, TERM.

(a) Unless otherwise provided for in the certificate of incorporation, the board may elect or appoint a president, one or more vice-presidents, a secretary and a treasurer, and such other officers as it may determine, who shall have such duties, powers and functions as hereinafter provided.

(b) All officers shall be elected or appointed to hold office until the meeting of the board following the annual meeting of shareholders.

(c) Each officer shall hold office for the term for which he is elected or appointed and until his successor has been elected or appointed and qualified.

2. REMOVAL, RESIGNATION, SALARY, ETC.

(a) Any officer elected or appointed by the board may be removed by the board with or without cause.

(b) In the event of the death, resignation or removal of an officer, the board in its discretion may elect or appoint a successor to fill the unexpired term.

(c) Any two or more offices may be held by the same person, except the offices of president and secretary. When all of the issued and outstanding stock of the corporation is owned by one person, such person may hold all or any combination of offices.

(d) The salaries of all officers shall be fixed by the board.

(e) The directors may require any officer to give security for the faithful performance of his duties.

3. PRESIDENT. The president shall be the chief executive officer of the corporation; he shall preside at all meetings of the shareholders and of the board; he shall have the management of the business of the corporation and shall see that all orders and resolutions of the board are carried into effect.

4. VICE-PRESIDENTS. During the absence or disability of the president, the vice-president or if there are more than one, the executive vice-president, shall have all the powers and functions of the president. Each vice-president shall perform such other duties as the board shall prescribe.

5. SECRETARY. The secretary shall: (a) attend all meetings of the board and of the shareholders; (b) record all votes and minutes of all proceedings in a book to be kept for that purpose; (c) give or cause to be given notice of all meetings of shareholders and of special meetings of the board; (d) keep in safe custody the seal of the corporation and affix it to any instrument when authorized by the board; (e) when required, prepare or cause to be prepared and available at each meeting of shareholders a certified list in alphabetical order of the names of shareholders entitled to vote thereat, indicating the number of shares of each respective class held by each;

(f) keep all the documents and records of the corporation as required by law or otherwise in a proper and safe manner.

(g) perform such other duties as may be prescribed by the board.

6. ASSISTANT-SECRETARIES.

During the absence or disability of the secretary, the assistant-secretary, or if there are more than one, the one so designated by the secretary or by the board, shall have all the powers and functions of the secretary.

7. TREASURER.

The treasurer shall:

(a) have the custody of the corporate funds and securities;

(b) keep full and accurate accounts of receipts and disbursements in the corporate books;

(c) deposit all money and other valuables in the name and to the credit of the corporation in such depositories as may be designated by the board;

(d) disburse the funds of the corporation as may be ordered or authorized by the board and preserve proper vouchers for such disbursements;

(e) render to the president and board at the regular meetings of the board, or whenever they require it, an account of all his transactions as treasurer and of the financial condition of the corporation;

(f) render a full financial report at the annual meeting of the shareholders if so requested;

(g) be furnished by all corporate officers and agents at his request, with such reports and statements as he may require as to all financial transactions of the corporation-,

(h) perform such other duties as are given to him by these by-laws or as from time to time are assigned to him by the board or the president.

8. ASSISTANT-TREASURER.

During the absence or disability of the treasurer, the assistant-treasurer, or if there are more than one, the one so designated by the secretary or by the board, shall have all the powers and functions of the treasurer.

9. SURETIES AND BONDS.

In case the board shall so require, any officer or agent of the corporation shall execute to the corporation a bond in such sum and with such surety or sureties as the board may direct, conditioned upon the faithful performance of his duties to. the corporation and including responsibility for negligence and for the accounting for all property, funds or securities of the corporation which may come into his hands.


                      ARTICLE V - CERTIFICATES FOR SHARES

1. CERTIFICATES.

The shares of the corporation shall be represented by certificates. They shall be numbered and entered in the books of the corporation as they are issued. They shall exhibit the holder's name and the number of shares and shall be signed by the president or a vice-president and the treasurer or the secretary and shall bear the corporate seal.

2. LOST OR DESTROYED CERTIFICATES.

The board may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation, alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum and with such surety or sureties as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

3. TRANSFERS OF SHARES.

(a) Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate; every such transfer shall be entered on the transfer book of the corporation which shall be kept at its principal office. No transfer shall be made within ten days next preceding the annual meeting of shareholders.

(b) The corporation shall be entitled to treat the holder of record of any share as the holder in fact thereof and, accordingly, shall not be bound to recognize- any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as expressly provided by the laws of New York.

4. CLOSING TRANSFER BOOKS.

The board shall have the power to close the share transfer books of the corporation for a period of not more than ten days during the thirty day period immediately preceding (1) any shareholders' meeting, or (2) any date upon which shareholders shall be called upon to or have a right to take action without a meeting, or (3) any date fixed for the payment of a dividend or any other form of distribution, and only those, shareholders of record at the time the transfer books are closed, shall be recognized as such for the purpose of (1) receiving notice of or voting at such meeting, or (2) allowing them to take appropriate action, or (3) entitling them to receive any dividend or other form of distribution.


                            ARTICLE VI - DIVIDENDS

Subject to the, provision of the certificate of incorporation and to applicable law, dividends on the outstanding shares of the corporation may be declared in such amounts and at such time or times as the board may determine. Before payment of any dividend, there may be set aside out of the net profits of the corporation available for dividends such sum or sums as the board from time to time in its absolute discretion deems proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the board shall think conducive to the interests of the corporation, and the board may modify or abolish any such reserve.


                         ARTICLE VII - CORPORATE SEAL

The seal of the corporation shall be circular in form and bear the name of the corporation, the year of its organization and the words "Corporate Seal, New York. " The seal may be used by causing it to be impressed directly on the instrument or writing to be sealed, or upon adhesive substance affixed thereto. The seal on the certificates for shares or on any corporate obligation for the payment of money may be a facsimile, engraved or printed.


                    ARTICLE VIII - EXECUTION OF INSTRUMENTS

All corporate instruments and documents shall be signed or countersigned, executed, verified or acknowledged by such officer or officers or other person or persons as the board may from time to time designate.


                           ARTICLE IX - FISCAL YEAR

The fiscal year shall begin the first day of January in each year.


            ARTICLE X - REFERENCES TO CERTIFICATE OF INCORPORATION

Reference to the certificate of incorporation in these by-laws shall include all amendments thereto or changes thereof unless specifically excepted.


                         ARTICLE- XI - BY-LAW CHANGES

AMENDMENT, REPEAL, ADOPTION, ELECTION OF DIRECTORS.

(a) Except as otherwise provided in the certificate of incorporation the by-laws may be amended, repealed or adopted by vote of the holders of the shares at the time entitled to vote in the election of any directors, By-laws may also be amended, repealed or adopted by the board but any by-law adopted by the board may be amended by the shareholders entitled to vote thereon as herein above provided.

(b) If any by-law regulating an impending election of directors is adopted, amended or repealed by the board, there shall be set forth in the notice of the next meeting of shareholders for the election of directors the by-law so adopted, amended or repealed, together with a concise statement of the changes made.

Exhibit 10.1     Real Estate Office Lease Agreement (November 1, 1994)


                                LEASE AGREEMENT

This Agreement is made on November 1, 1994,

Between:

              Landlord,     STEPHEN FINDLAY,

residing or located at 681 Chestnut Street, in the Township of Union in the County of Union and State of New Jersey, herein designated as the Landlord,

               and

Tenant, PRIME CONTRACTING-CORP.,

residing or located at 681 Chestnut Street in the Township of Union in the County of Union and State of New Jersey, herein designated as the Tenant,

Witnesseth that the Landlord does hereby lease to the Tenant and the Tenant does hereby rent from the Landlord, the following described premises:

         Premises   681 Chestnut Street, Union, New Jersey.


         TERM:    for a term of five (5) years commencing on November 1, 1994, and ending on October 31, 1999 to be used and occupied only and for no other purpose than any lawful purpose having a non-applicability Number under ISRA


              USE:          Upon the following Conditions and Covenants:


1st. Payment of Rent. The Tenant covenants and agrees to pay to the Landlord, as rent for and during the term hereof, the sum of __________ in the following manner: SEE ATTACHED SCHEDULE.


2nd: Repairs and Care. The Tenant has examined the premises and has entered into this lease without any representation on the part and expense, make all repairs, including painting and decorating, and shall maintain the premises in good condition and state of repair, and at the end or other expiration of the term hereof, shall deliver up the rented premises in good order and condition, wear and tear from a reasonable use thereof, and damage by the elements not resulting from the neglect or fault of the Tenant, excepted. The Tenant shall neither encumber nor obstruct the sidewalks, driveways, yards, entrances, hallways and stairs, ut shall keep and maintain the same in a clean condition, free front debris, trash, refuse, snow and ice.

3rd:  Compliance with Laws, Etc.       The Tenant shall promptly comply with all
laws, ordinances, rules, regulations, requirements and directives of the Federal, State and Municipal Governments or Public Authorities and of all their departments, bureaus and subdivisions, Compliance applicable to and affecting the said premises, their use and occupancy, for the correction, prevention and abatement of nuisances, violations or other grievances in, upon or connected with the said premises, during the term hereof ; and shall promptly etc. comply with all orders, regulations, requirements and directives of the Board of Fire Underwriters or similar authority and of any insurance companies which have issued or are about to issue Policies of insurance covering the said premises and its contents, for the prevention of fire or other casualty, damage or injury, at the Tenant's own cost and expense.

4th:  Assignment.       The Tenant shall not assign, mortgage or hypothecate
this lease, nor sublet or sublease the premises or assign any part thereof; nor Occupy or use the leased premises or any part thereof, nor permit or suffer the same to be occupied or used for any purposes other than as herein limited, nor for any purpose deemed unlawful disreputable, or extra hazardous, on account of fire or other casualty.

5th: Alterations/Improvements. No alterations, additions or improvements shall be made, and no climate regulating, air conditioning, heating or sprinkler systems, television or radio antennas, heavy equipment, apparatus and fixtures shall be installed in or attached to the leased premises, without the written consent of the Landlord. Unless otherwise provided herein, all such alterations, additions or improvements and systems, when made, installed in or attached to the said premises, shall belong to and become the Property of the Landlord and shall be surrendered with the premises and as part thereof upon the expiration or sooner termination of this lease, without hindrance, molestation or injury.

6th: Fire and Other Casualty. In case of fire or other casualty, the Tenant shall give immediate notice to the Landlord. If the premises shall be partially damaged by fire, the elements or other casualty, the Landlord shall repair the same as speedily as practicable, but the Tenant's obligation to pay the rent hereunder shall not cease. However, if, in the opinion of the Landlord, the premises be totally destroyed or so extensively and substantially damaged as to require practically a rebuilding thereof, then the rent shall be paid up to the time of such destruction and then and from thenceforth this lease shall come to an end. In no event however, shall the provisions of this clause become effective or be applicable, if the fire or other casualty and damage shall be the result of the carelessness, negligence or improper conduct of the Tenant or the Tenant's agents, employees, guests, licensees, invitees, subtenants, assignees or successors. In such case, the Tenant's liability for the payment of the rent and the performance of all the covenants, conditions and terms hereof on the Tenant's part to be performed shall continue and the Tenant shall be liable to the Landlord for the damage and loss suffered by the Landlord. If the Tenant shall have been insured against any of the risks herein covered, then the proceeds of such insurance shall be paid over to the Landlord to the extent of the Landlord's costs and expenses to make the repairs hereunder, and such insurance carriers shall have no recourse against the Landlord for reimbursement.

7th: Inspection and Repair. The Tenant agrees that the Landlord and the Landlord's agents, employees or other representatives, shall have the right to enter into and upon the said premises or any part thereof, at all reasonable hours, for the purpose of examining the same or making such repairs or alterations therein as may be necessary for the safety and preservation thereof. This clause shall not be deemed to be a covenant by the Landlord nor be construed to create an obligation on the part of the Landlord to make such inspection or repairs.

8th: Right to Exhibit. The Tenant agrees to permit the Landlord and the Landlord's agents, employees or other representatives show the premises to persons wishing to rent or purchase the same, and Tenant agrees that on and after 6 months next preceding the expiration of the term hereof, the Landlord or the Landlord's agents, employees or other representatives shall have the right to place notices on the front of said premises or any part thereof, offering the premises for rent or for sal and the Tenant hereby agrees to permit the same to remain thereon without hindrance or molestation.

9th. Glass, etc., Damage, Repairs. In the case of the destruction of or any damage to the glass in the leased premises or the destruction of or damage of any kind whatsoever to the said premises, caused by the carelessness, negligence or improper conduct on the part of the Tenant or the Tenant's agents, employees, guests, licensees, invitees, subtenants, assignees or successors, the Tenant shall repair the said damage or replace or restore any destroyed parts of the premises, as speedily as possible, at the Tenant's own cost and expense.

10th. Signs. The Tenant shall not place nor allow to be placed any signs of any kind whatsoever, upon, in or about the same premises or any part thereof, except of a design and structure and in or at such places as may be indicated and consented to by the Landlord in writing. In case the Landlord or the Landlord's agents, employees or representatives shall deem it necessary to remove any such signs in order to paint or make any repairs, alterations or improvements in or upon said premises or any Part thereof, they may be so removed, but shall be replaced at the Landlord's expense when the said repairs, alterations or improvements shall have been completed. Any signs permitted by the Landlord shall at all times conform with all municipal ordinances or other laws and regulations applicable thereto.

11th. Non-Liability of Landlord. The Landlord shall not be liable for any damage or injury which may be sustained by the Tenant or any other person, as a consequence of the failure, breakage, leakage or obstruction of the water, plumbing, steam, sewer, waste or soil pipes roof, drains, leaders, gutters, valleys, downspouts or the like or of the electrical, gas, power, conveyor, refrigeration, sprinkler, air conditioning or heating systems, elevators or hoisting equipment; or by reason of the elements; or resulting from the carelessness, negligence or improper conduct on the part of any other Tenant or of the Landlord or the Landlord's or this or any other Tenant's agents, employees, guests, licensees, invitees, subtenants, assignees or successors; or attributable to any interference with, interruption of or failure, beyond the control of the landlord, of any services to be furnished or supplied by the Landlord.

12th: Mortgage Priority. This lease shall not be a lien against the said premises in respect to any mortgages that may hereafter be placed upon said premises. The recording of such mortgage or mortgages shall have preference and precedence and be superior and prior in lien to this lease, irrespective of the date of recording and the Tenant agrees to execute any instruments, without cost, which may be deemed necessary or desirable, to further effect the subordination of this lease to any such mortgage or mortgages. A refusal by the Tenant to execute such instruments shall entitle the Landlord to the option of canceling this lease, and the term hereof is hereby expressly limited accordingly.

13th: Security. The Tenant has this day deposited with the Landlord the sum, of $ 0 as security for the payment of the rent hereunder and the full and faithful performance by the Tenant of the covenants and conditions on the part of the Tenant to be performed. Said sum shall be returned to the Tenant, without interest, after the expiration of the term hereof, provided that the Tenant has fully and faithfully performed all such covenants and conditions and is not in arrears in rent. During the term hereof, the Landlord may, if the Landlord so elects, have recourse to such security, to make good any default by the Tenant, in which event the Tenant shall, on demand, promptly restore said security to its original amount. Liability to repay said security to the Tenant shall run with the reversion and title to said premises, whether any change in ownership thereof be by voluntary alienation or as the result of judicial sale, foreclosure or other proceedings, or the exercise of a right of taking or entry by any mortgagee. The Landlord shall assign or transfer said security, for the benefit of the Tenant, to any subsequent owner or holder of the reversion or title to said premises, in which case the assignee shall become liable for the repayment thereof as herein provided, and the assignor shall be deemed to be released by the Tenant from all liability to return such security. This provision shall be applicable to every alienation or change in title and shall in no wise be deemed to permit the Landlord to retain the security after termination of the Landlord's ownership of the reversion or title. The Tenant shall not mortgage, encumber or assign said security without the written consent of the Landlord.

14th: Increase of Insurance Rates. If for any reason it shall be impossible to obtain fire and other hazard insurance on the buildings and improvements on the leased premises, in an amount and in the form and in insurance companies acceptable to the Landlord, the Landlord may, if the Landlord so elects at any time thereafter, terminate this lease and the term hereof, upon riving to the Tenant fifteen days notice in writing of the Landlord's intention so to do, and upon the giving of such notice, this ease and the term thereof shall terminate. If by reason of the use to which the premises are put by the Tenant or character of or the manner in which the Tenant's business is carried on, the insurance rates for fire and other hazards shall be increased, the Tenant shall upon demand, pay to the Landlord, as rent, the amounts by which the premiums for such insurance are increased. Such payment shall be paid with the next installment of rent but in no case later than one month after such demand, whichever occurs sooner.

15th: Utilities. The Tenant shall pay when due all the rents or charges for w are or may be assessed or imposed upon the leased premises or which are or may be charged to the Landlord by the suppliers thereof during the term hereof, and if not paid, such rents or charges shall be added to and become payable as additional rent with the installment of rent next due or within 30 days of demand therefor, whichever occurs sooner.

16th: If the land and premises leased herein, or of which the leased premises are a part, or any portion thereof, shall be taken under eminent domain or condemnation proceedings, or if suit or other action shall be instituted for the taking or condemnation thereof, or if in lieu of any formal condemnation proceedings or actions, the Landlord shall grant an option to purchase and or shall sell and convey the said premises or any portion thereof, to the governmental or other public authority, agency, body or public utility, seeking to take said land and promises or any portion thereof, then this lease, at the option of the Landlord, shall terminate, and the term hereof shall end as of such date as the Landlord shall fix by notice in writing; and the Tenant shall have no claim or right to claim or be entitled to any portion of any amount which may be awarded as damages or paid as the result of such condemnation proceedings or private sale or conveyance in lieu of formal condemnation proceedings; and all rights of aid as the purchase price for such option assigned to the Landlord. The Tenant agrees to execute and deliver any instruments at the expense of the Landlord as may be deemed necessary or required to expedite any condemnation proceedings or to effectuate a proper transfer of title to such governmental or other public authority, agency, body or public utility seeking to take or acquire the said lands and premises or any portion thereof. The Tenant covenants and agrees to vacate the said premises, remove all the Tenant's personal property therefrom and deliver up peaceable possession thereof to the Landlord or to such other party designated by the Landlord in the aforementioned notice. Failure by the Tenant to comply with any provisions in this clause shall subject the Tenant to such costs, expenses, damages and losses as the Landlord may incur by reason of the Tenant's breach hereof.

17th: Remedies upon Tenant's Default. If there should occur any default on the part of the Tenant in the performance of any conditions and covenants herein contained, or if during the term hereof the premises or any part thereof shall be or become abandoned or deserted, vacated or vacant, or should the Tenant be evicted by summary proceedings or otherwise, the Landlord, in addition to any other remedies herein contained or as may be permitted by law, may either by force or otherwise, without being liable for prosecution therefor, or for damages, re-enter the said premises and the same have and again possess and enjoy; and as agent for the Tenant or otherwise, re-let the premises and receive the rents therefor and apply the same, first to the payment of such expenses, reasonable attorney fees and costs, as the Landlord may have been put to in re-entering and repossessing the same and in making such repairs and alterations as may be necessary; and second to the payment of the rents due hereunder. The Tenant shall remain liable for such rents as may be in arrears and also the rents as may accrue subsequent to the re-entry by the Landlord, to the extent of the difference between the rents reserved hereunder and the rents, if any, received by d lord during the remainder of the unexpired term hereof, after deducting the aforementioned expenses, fees and costs; the same to be paid as such deficiencies arise and are ascertained each month.

18th. Termination on Default. Upon the occurrence of any of the contingencies set forth in the preceding clause, or should the Tenant be adjudicated a bankrupt, insolvent or placed in receivership, or should proceedings be instituted by or against the Tenant for bankruptcy, insolvency, receivership, agreement of composition or assignment for the benefit of creditors, or if this lease or the estate of the Tenant hereunder shall pass to another by virtue of any court proceedings, writ of execution, levy, sale or by operation of law, the Landlord may, if the Landlord so elects, at any time thereafter, terminate this lease and the term hereof, upon giving to the Tenant or to any trustees, receiver, assignee or other person in charge of or acting as custodian of the assets or property of the Tenant, five days notice in writing, of the Landlord's intention so to do. Upon the giving of such notice, this lease and the term hereof shall end on the date fixed in such notice as if the said date was the date originally fixed in this lease for the expiration hereof; and the Landlord shall have the right to remove all persons, goods, fixtures and chattels therefrom, by force or otherwise, without liability for damages.

19th: Removal of Tenant's Property. Any equipment, fixtures, goods or other property of the Tenant, not removed by the Tenant upon the termination of this lease, or upon any quitting, vacating or abandonment of the premises by the Tenant, or upon the Tenant's eviction, shall be considered as abandoned and the Landlord shall have the right, without any notice to the Tenant, to sell or otherwise dispose of the same, at the expense of the Tenant, and shall not be accountable to the Tenant for any part of the proceeds of such sale, if any.

20th: Reimbursement of Landlord. If the Tenant shall fail or refuse to comply with and perform any conditions and covenants of the within lease, the Landlord may, if the Landlord so elects, carry out and perform such conditions and covenants, at the cost and expense of the Tenant, and the said cost and expense shall be payable on demand, or at the option of the Landlord shall be added to the installment of rent due immediately thereafter but in no case later than one month after such demand, whichever occurs sooner, and shall be due and payable as such. This remedy shall be in addition to such other remedies as the Landlord may have hereunder by reason of the breach by the Tenant of any of the covenants and conditions in this lease contained.

21st: Non-Performance. This lease and the obligation of the Tenant to pay the rent hereunder and to comply with the covenants an conditions hereof, shall not be affected, Curtailed or impaired for failure of Landlord to perform if for reasons beyond Landlord's control.

22nd: Validity of Lease. The terms, conditions, covenants and provisions of this lease shall be deemed to be severable. If any clause or provision herein contained shall be adjudged to be invalid or unenforceable by a court of competent jurisdiction or by operation of any applicable law, it shall not affect the validity of any other clause or provision herein, but such other clauses or provisions shall remain in full force and effect.

23rd: Non-Waiver by Landlord. The various rights, remedies, options and elections of the Landlord, expressed herein, are cumulative, and the failure of the Landlord to enforce strict performance by the Tenant of the conditions and covenants of this lease or Non-Waiver to exercise any election or option or to resort or have recourse to any remedy herein conferred or the acceptance by the Landlord of any installment of rent after any breach by the Tenant, in any one
or more instances, shall not be construed or deemed   to be a waiver or a
relinquishment for the future by the Landlord of any such conditions and covenants, options, elections or remedies, but the same shall continue in full force and effect.

24th: Notices. All notices required under the terms of this lease shall be given and shall be complete by mailing such notices by certified or registered mail, return receipt requested, to the address of the parties as shown at the head of this lease, or to such other address as may be designated in writing, which notice of change of address shall be given in the same manner.

25th: Title and Quiet Enjoyment. The Landlord covenants and represents that the Landlord is the owner of the premises herein leased and has the right and authority to enter into, execute and deliver this lease; and does further covenant that the Tenant on paying the rent and performing the conditions and covenants herein contained, shall and may peaceably and quietly have, hold and enjoy the leased premises for the term aforementioned.

26th: Entire Contract. This lease contains the entire contract between the parties. No representative, agent or employee of the Landlord has been authorized to make any representations or promises with reference to the within letting or to vary, alter or modify the terms hereof. No additions, changes or modifications, renewals or extensions hereof, shall be binding unless reduced to writing and signed by the Landlord and the Tenant.


    See attached Rider

Conformation with Laws and Regulations. The Landlord may pursue the relief or remedy sought in any case made and provided as if the particular provisions of the statutes or the regulations of any governmental agency in such visions of the applicable statutes or regulations were set forth herein at length. In all references herein to any parties, persons, entities or corporations the use of any particular gender or the plural or singular number is intended to include the appropriate gender or number as the text of the within instrument may require. All the terms, covenants and conditions herein contained shall be for and shall inure to the benefit of and shall bind the respective parties hereto, and their heirs, executors, administrators, personal or legal representatives, successors and assigns.


  In Witness Whereof, the parties hereto have hereunto set their hands and seals, or caused these presents to be signed by their proper corporate officers and their proper corporate seal to be hereto affixed, the day and year first above written.


/s/ Stephen W. Findlay
STEPHEN FINDLAY, LANDLORD

PRIME CONTRACTING CORP.

By: /s/ Stephen W. Findlay, President
STEPHEN FINDLAY, President

Exhibit 10.2     Rider to Real Estate Office Lease (November 1, 1994)


                           RIDER TO LEASE AGREEMENT

                                    BETWEEN

                         STEPHEN FINDLAY, as Landlord

                                      AND

                      PRIME CONTRACTING CORP., as Tenant


    THIS RIDER CONTAINS PROVISIONS WHICH MAY CONFLICT OR BE INCONSISTENT WITH THE TERMS OF THAT CERTAIN LEASE FOR THE PREMISES BY AND BETWEEN LANDLORD AND TENANT (hereinafter referred to as the "Printed Lease") TO WHICH THIS RIDER IS ATTACHED AND IN EVERY SUCH CASE THE TERMS SET FORTH IN THIS RIDER SHALL GOVERN AS TO ANY SUCH CONFLICT OR INCONSISTENCY. THE PRINTED LEASE AND THIS RIDER ARE COLLECTIVELY REFERRED TO AS THE "LEASE". THE LEASED PREMISES DEMISED PURSUANT TO THE LEASE ARE REFERRED TO IN THIS LEASE AS
  THE "PREMISES", "DEMISED PREMISES" OR "LEASED PREMISES'.

    1.  Option to Renew.

    Provided that (i) this Lease shall not be terminated prior to the normal expiration date thereof and (ii) there shall not exist at any time during the last six (6) months of the term of this Lease a default or condition which with the giving of notice or the lapse of time, or both, would constitute a default by Tenant hereunder, Tenant shall have the option to renew this Lease for one (1) additional consecutive term of five (5) years each. Said option shall be exercised by Tenant by the giving of notice to such effect to Landlord six (6) months prior to the expiration date of the existing initial or additional term of this Lease, as the case may be; PROVIDED, HOWEVER, that if on the first day of the additional term a default or condition which with the giving of notice or lapse of time, or both, would constitute a default by Tenant hereunder, shall exist, then said notice shall be deemed to be vacated and null and void and the aforesaid option shall have been deemed to have been not exercised. The Lease for any additional term shall be on the same terms and conditions as shall be provided herein with respect to the initial term of this Lease, except (x) that the rent during any such additional term shall be as hereinafter provided and (y) Tenant shall not have any further option to renew this Lease after the last additional term set forth above.

2.  Rent.

    2. 1 Tenant covenants and agrees to pay to Landlord, during the initial term of this Lease, without notice or demand, and without abatement, set-off or deduction of any kind, the annual rental (such annual rent, whether paid during the initial term or any additional term of this Lease, is herein sometimes referred to as the "Basic Rent") of EIGHTEEN THOUSAND ($18,000) DOLLARS, payable in advance in equal monthly installments of ONE THOUSAND FIVE HUNDRED ($1,500) DOLLARS on the first day of each calendar month during said period. All rent shall be paid to Landlord in lawful money of the United States of America at Landlords' address as set forth at the head of this Lease or to such other person or such other address as Landlord shall designate in writing.

    2.2 During any additional term of this Lease, Tenant shall pay the Basic Rent as determined in the following manner:

    (a) As promptly as practicable after the end of the initial term of this Lease and after the end of each term thereafter during the time when this Lease shall be in effect, Landlord shall compute by the method hereinafter set forth the percentage increase, if any, in the cost of living for such period based upon the "Consumers Price Index--Urban Wage Earners and Clerical Workers (revised) (1982-1984=100)" (hereinafter called the "Index") published by the Bureau of Labor Statistics of the United States Department of Labor.

    (b) The Index number indicated in the column for the New York-Northeast New Jersey Metropolitan area, entitled "All Items," for the month of November, 1994 shall be the "base Index number" and the corresponding Index for the month of November, 1999, shall be the "current Index number" for the additional term of this Lease.

    (c) The current Index number as determined hereinabove shall be divided by the base Index number and the resulting quotient shall be deemed to be the "Factor".

    (d) The Factor multiplied by the annual fixed rental of EIGHTEEN THOUSAND ($18,000) DOLLARS shall be the Basic Rent for each year of such additional term of this Lease; PROVIDED, HOWEVER, that in no event shall the Basic Rent be less than EIGHTEEN THOUSAND ($18,000) DOLLARS per annum.

    (e) Landlord shall within a reasonable time after obtaining the appropriate data necessary for computing such increase in the Basic Rent, give Tenant notice of any increase so determined.

    (f) The Basic Rent, as so determined, shall be due and payable to Landlord in twelve (12) equal monthly installments, in advance, without notice or demand, and without abatement, setoff or deduction of any kind, on the first day of each calendar year, in equity or otherwise for the failure to pay additional rent as are available for the non-payment of Basic Rent.

3.   Payment of Taxes, Assessments, Etc.

    3.1 (a) Tenant, as additional rent, shall pay to Landlord and discharge all real estate taxes and assessments and all other charges or payments of any kind and nature whatsoever, extraordinary as well as ordinary and whether or not now within the contemplation of the parties, imposed by any governmental or public authority as shall, during the term herein granted, be imposed or become a lien in respect of the Premises or any. part thereof or upon any building or appurtenance thereto, or any part thereof, or upon any sidewalks or streets in front of or adjoining the Premises, or which may become due and payable with respect thereto and any and all taxes, assessments and charges, laid, levied, assessed or imposed upon the Premises in lieu of or in addition to the foregoing, under or by virtue of any present or future laws, rules, requirements, orders, directions, ordinances or regulations of the State of New Jersey, the County of Union, or the Township of Union or of any municipal, governmental or lawful authority whatsoever. (All of the foregoing taxes, assessments and governmental charges are herein referred to as the "Real Estate Taxes.")

    (b) Tenant shall pay all Real Estate Taxes before any fine, penalty, interest or cost may be added thereto or be imposed thereon for the non-payment thereof, except that if, by law, the taxpayer may elect to pay any special assessments levied against the Premises in installments (whether or not interest shall accrue on the unpaid balance of such special assessments), Tenant may exercise the option to pay the same in installments. In such event, Tenant shall pay those installments of said special assessments becoming due during the term of this Lease as and when the same become due, before any fine, penalty, further interest or cost may be added thereto.

    (c) With respect to any Real Estate Taxes which are due for or relate to the fiscal year in which the Commencement Date and expiration date of this Lease occur, such taxes and assessments shall be apportioned so that Tenant shall bear the portion thereof which is allocable to the term hereof and Landlord shall bear the balance thereof.

    (d) Tenant shall furnish to Landlord, within twenty (20) days after the date when any Real Estate Taxes become due, official receipts of the. appropriate taxing authority, or other evidence satisfactory to Landlord, evidencing the payment thereof.

    3.2 Tenant shall also pay and discharge, as additional rent, all taxes and assessments which shall or may during the term of this Lease be charged, laid, levied, assessed or imposed upon, or become a lien upon the personal property of the Landlord or Tenant in the operation of the Premises or in connection with Tenant's business conducted on the Premises.

    3.3 The certificate, advice notice or bill of the appropriate official designated by law to make or issue the same, or to receive payment of any taxes, of non-payment of such taxes shall be prima facie evidence that such taxes are due and unpaid at the time of the making or issuance of such certificate, advice, notice or bill.

    3.4 Tenant shall be deemed to have complied with the foregoing covenants of this Article if payment of any such taxes, assessments or other governmental impositions, duties and charges is made by Tenant within the period within which payment is permitted without penalty or interest. Nothing herein contained shall be construed so as to require Tenant to pay or be liable for any gift, inheritance, estate, franchise, income, profits, capital or similar tax, or any tax in lieu of any of the foregoing imposed upon Landlord, or the successors or assigns of Landlord, unless such tax shall be imposed or levied upon or with respect to the value of the Premises or the rents payable to Landlord hereunder in lieu of real estate taxes upon the Premises.

    3.5 If at any time during the term of this Lease the method or scope of taxation prevailing at the commencement of the Lease term shall be altered, modified or enlarged so as to cause the method of taxation to be changed, in whole or in part, so that in substitution for the real estate taxes now assessed there may be, in whole or in part, a capital levy or other imposition based on the value of the Premises, or the rents received therefrom, or some other form of assessment based in whole or in part on some other valuation of Landlord's real property comprising the Premises, then and in such event, such substituted tax or imposition shall be payable and discharged by Tenant.

    3.6 At Landlords option, at any time and from time to time during the term of the Lease, Landlord shall estimate Real Estate Taxes (which estimate may be changed by Landlord from time to time), and Tenant shall pay to Landlord 1/12th of the amount so estimated on the first day of each month in advance. Tenant shall also pay to Landlord on demand from time to time the amount which, together with said monthly installments, will be sufficient to pay Tenant's annual proportionate share of such Real Estate Taxes thirty (30) days prior to the date when such Real Estate Taxes shall first become due. Within forty-five (45) days after the end of each calendar year and after the end of the term of this Lease, Landlord shall submit to Tenant a statement in reasonable detail of the actual Real
  Estate Taxes for such calendar year or partial calendar year in the event the term of this Lease shall commence on a date other than a January 1st or end on a date other than a December 31st, as the case may -be, and the figures used for computing Tenant's share, and if Tenant's share so stated for such period is more or less than the amount paid for such period, Tenant shall pay to Landlord the deficiency, or Landlord shall credit to Tenant for the next succeeding year's tax payments, the excess, within ten
  (10) days after submission of such statement of Real Estate Taxes.

4.   Use, Maintenance, Alterations, Repairs, Etc.

    4.1 Tenant has leased the Premises after a full and complete examination thereof, as well as the title thereto and its present uses and non-uses. Tenant accepts the same "as is" and without any representation or warranty, express or implied in fact or by law, by Landlord.

    4.2 (a) Landlord shall be responsible to maintain, repair and replace the roof and structure of the Premises unless any damage thereto shall be caused by the Tenant or its subtenants, invitees, licensees, employees or agents, in which event the Tenant shall be responsible to maintain, repair and replace same at its cost and expense. Tenant shall give Landlord prompt written notice of any need for maintenance, repair and replacement of item which is the responsibility of the Tenant hereunder.

    (b) Except as provided in Subsection 4.2(a), throughout the term of this Lease Landlord shall not be required to furnish any services or facilities or to make any repairs or alterations in or to the Premises, Tenant hereby assuming the full and sole responsibility for the condition, operation, repair, replacement, maintenance and management of the entire Premises.

    4.3 Notice is hereby given that Landlord shall not be liable for any labor or materials furnished or to be furnished to Tenant upon credit, and that no mechanic's or other lien, for any such labor or materials shall attach to or affect the estate or interest of Landlord in and to the Premises. In the event that any mechanic's lien is filed against the Premises as a result of alterations, additions or improvements made by Tenant, then Landlord, at its option, after fifteen (15) days' notice to Tenant, may terminate this Lease and may pay the, said lien, without inquiring into the validity thereof, and Tenant shall forthwith reimburse Landlord for the total expenses, including but not limited to attorney's fees, incurred by Landlord in discharging the same, unless within said fifteen (15) day period Tenant shall either cause said lien to be discharged or shall appropriately bond said lien in a manner satisfactory to Landlord.

    4.4 Landlord reserves the right, easement and privilege to enter on the Premises in order to install, at its own cost and expense, any storm drains and sewers and/or utility lines in connection therewith as may be required by Landlord. It is understood and agreed that if such work as may be required by Landlord requires an installation which may displace any paving, lawn, seeded area or shrubs, Landlord, shall, at its own cost and expense, restore said paving, lawn, seeded area or shrubs. Landlord covenants that the foregoing work shall not unreasonably interfere with the normal operation of Tenant's business, and Landlord shall indemnify and save Tenant harmless in connection with such installations.

5.   Environmental Compliance

    5.1 For purposes of this Article 5, "Hazardous Substances" include any pollutants, dangerous substances, toxic substances, hazardous wastes, hazardous materials, or hazardous substances as defined in or pursuant to regulations issued under the Industrial Site Recovery Act (N.J.S.A. 13:1K-6 et seq.) or any successor or amendatory statute ("ISRA") , the Spill Compensation and Control Act (N.J.S.A. 58:10-23.11 et seq ("Spill Act"), the Solid Waste Management Act (N.J.S.A. 13:1E-1 et seq.), the Resource and Conservation Recovery Act (42 U.S.C. sec 6901 et seq.) ("RCRA"), the Comprehensive Environmental Response compensation, and Liability Act (42 U.S.C. sec 9601 et seq ("CERCLA") or any other federal, state or local environmental law, ordinance, rule or regulation.

    5.2 Tenant shall not keep or use or permit to be kept or used any inflammable fluids, red labels or explosives at the Premises, nor keep or use or permit or suffer to be kept or used at the Premises any Hazardous Substances except for properly stored safe cleaning and maintenance agents in reasonable amounts for standard maintenance uses.

    5.3 Tenant shall, at Tenant's sole expense, promptly comply with ISRA, if applicable, based upon Tenant's and any subtenant's use and occupancy of the Premises. Tenant shall, at Tenant's own expense, make all submissions to, provide all information to, and comply with all requirements of, the Industrial Site Evaluation Element of New Jersey Department of Environmental Protection ("NJDEP"). Should the NJDEP determine that a remedial action plan be prepared and that a cleanup be undertaken because of any spills or discharges of hazardous substances or wastes at the Premises which occur during the term of this Lease, then Tenant shall, at Tenant's own expense, prepare and submit the required plans and financial assurances, complete the required remediation and carry out the approved plans, to the satisfaction of the NJDEP and Landlord. Tenant's obligations under this section shall arise if there is any closing, terminating or transferring of operations of an industrial establishment at the Premises pursuant to ISRA, whether triggered by Landlord, Tenant or any subtenant of Tenant. Tenant shall indemnify, defend and save harmless Landlord from all fines, suits, procedures, claims and actions of any kind arising out of or in any way connected with any spills or discharges of hazardous substances or wastes at the Premises which occur during the term of this Lease; and from all fines, suits, procedures, claims and actions of any kind arising out of Tenant's failure to provide all information, make all submissions and take all actions required by NJDEP. Tenant's obligations and liabilities under this section shall continue so long as Landlord remains responsible for any spills or discharges of hazardous substances or wastes at the Premises which occur during the term of this Lease and shall survive the termination of this Lease. Tenant expressly understands and acknowledges that Tenant's compliance with the provisions of this
  Section 5.3 may require Tenant to expend funds or do acts after the expiration or termination of the term of this Lease. Tenant agrees that it shall expend such funds and do such acts, and Tenant shall not be excused therefrom even through the term of this Lease shall have previously expired or been terminated. Tenant's failure to abide by the terms of this section shall be restrainable by injunction.

    5.4 At no expense to Landlord, Tenant shall promptly provide all information reasonably requested by Landlord to determine ISRA applicability to the Tenant and shall promptly sign affidavits evidencing any and all facts relevant to that determination when requested by Landlord.

    5.5 Tenant shall immediately furnish to Landlord true and complete copies of all documents, reports, submissions, notices, orders, directives, findings and correspondence and other materials pertinent to Tenant's compliance with ISRA as such are issued or received by Tenant. Tenant shall also promptly furnish to Landlord true and complete copies of all sampling and test results obtained from all environmental and/or health samples and tests taken at and around the Premises.

    5.6 If Tenant believes that ISRA is not applicable to its operations tat the Premises, then the Tenant shall at Tenant's sole cost and expense, obtain an unqualified Letter of Non-Applicability under ISRA from NJDEP and submit a copy of same, together with Tenant's application to NJDEP therefor, to Landlord. Should Tenant obtain a letter of non-applicability and the use of the Premises by Tenant shall change to include the storage of hazardous materials, then Tenant shall, at Landlord's option, hire at Tenant's cost and expense, a consultant satisfactory to Landlord to undertake sampling at the Premises sufficient to determine whether or not Tenant's operations have resulted in a spill or discharge of hazardous substances or wastes at or about the Premises. Should the sampling reveal any such spill or discharge of hazardous substances or waste, then Tenant shall, at Tenants cost, promptly cleanup the Premises to the satisfaction of Landlord and NJDEP.

    5.7 If Tenant fails to obtain: (i) a nonapplicability letter; (ii) a de minimis quantity exemption; or (iii) a no further action letter (collectively referred to as "ISRA Clearance") from the NJDEP; or fails to clean up the Premises pursuant to Section 5.6, prior to the expiration or earlier termination of the lease term, then upon the expiration or earlier termination of the lease term Landlord shall have the option either to consider this Lease as having ended or to treat Tenant as a holdover tenant in possession of the Premises. If Landlord considers this Lease as having ended, then Tenant shall nevertheless be obligated to promptly obtain ISRA Clearance and to fulfill the obligation set forth in this
  Article 5 above, such obligations to survive any termination of this Lease. If Landlord treats Tenant as a holdover tenant in possession of the Premises, then Tenant shall monthly pay to Landlord twice the regular monthly rend which Tenant would have otherwise paid , until such time as Tenant obtains ISRA Clearance and fulfills its obligations under this
  Article 5 above, and during the holdover period all of the terms of this Lease shall remain in full force and effect.

    5.8 In addition to any other indemnifications made by Tenant under this Lease, Tenant hereby agrees to defend, indemnify and hold Landlord harmless from and against any and all claims, law suits, liabilities, losses, damages, penalties, judgments, costs and expenses (including without limitation, cleanup costs and reasonable attorney's fees arising by reason of any of the aforesaid or an action against Landlord under this indemnity) arising directly or indirectly from, out of or by reason of (i) any breach of this Article 5 occurring during the term of this Lease and/or (ii) any act or omission by Tenant which gives rise to the Landlord being charged, prosecuted or penalized due to a violation of any local, state or federal law or regulation, or amendments or successors thereto, involving Hazardous Substances, including without limitation, the following laws: Spill Act, ISRA, RCRA, CERCLA and any other so-called "Superfund" or "Superlien" law or any other law, rule or regulation involving environmental regulation contamination or cleanup.

    5.9 Tenant represents that its Standard Industrial Classification Number ("SIC") as issued by the United States or any other governmental authority relating to the business of the Tenant and the uses and purposes for which the Premises shall be utilized, is and during the term hereof shall remain 1542. Tenant shall not have the right to amend and/or add any use which would result in a change in or addition to its SIC Number without the prior written consent of Landlord, such consent not to be unreasonably withheld.

    5.10 Notwithstanding anything to the contrary herein contained, Landlord shall be responsible for any environmental conditions at the Premises existing on the date of this Lease and Tenant shall have no responsibility for any remediation thereof.

6.   Indemnification

    6.1 (a) In addition to Tenant's obligation to provide insurance pursuant to Article 7 hereof, Tenant covenants and agrees that it will indemnify, defend and save harmless Landlord from and against any and all liabilities, obligations, damages, penalties, claims, costs, charges and expenses, including without limitation reasonable attorneys' fees, which may be imposed upon or incurred by Landlord by reason of any of the following occurring during the term of this Lease:

    (i) Any matter, cause or thing arising out of use, occupancy, control or management of the Premises and any part thereof;

    (ii) Any negligence on the part of Tenant or any of its agents, contractors, servants, employees, licensees or invitees;

    (iii) Any accident, injury, damage to any person or property occurring in or about the Premises;

    (iv) Any failure on the part of Tenant to perform or comply with any of the covenants, agreements, terms or conditions contained in this Lease on its part to be performed or complied with.

    (b) Landlord shall promptly notify Tenant of any such claim asserted against it for which Landlord is entitled to indemnification pursuant to this Section 6.1 and shall promptly send to Tenant copies of all papers or legal process served upon it in connection with any action or proceeding brought against Landlord by reason of any such claim. Landlord reserves the right, at its cost and expense, to join in the defense of any such action or claim with co-counsel of its choosing, which co-counsel shall cooperate with Tenant's counsel in the defense of any such action.

    6.2 The liability of Tenant to indemnify Landlord as set forth in Section
  6.1 shall not extend to any matter against which Landlord shall be protected by insurance, provided, however, that if any such liability shall exceed the amount of the effective and collectible insurance in question, the said liability of Tenant shall apply to such excess.

7.   Insurance

    7. 1 During the term of this Lease, Tenant, at its sole cost and expense, and for the mutual benefit of Landlord and Tenant, and at Landlord's request, Landlord's mortgagee, shall carry and maintain the following types of insurance in the amounts specified:

    (a) Fire and extended coverage insurance covering the Premises against loss or damage by fire and against loss or damage by vandalism and malicious mischief and by other risks now or hereafter embraced by the standard "All Risk" extended coverage endorsement used in New Jersey, in amounts at all times sufficient to prevent Landlord or Tenant from becoming a co-insurer under the terms of the applicable policies and not less than the full replacement value of the insurable improvements to the Premises. The term "full replacement value" shall mean actual replacement value (exclusive of cost of excavation, foundations and footings). Such "full replacement value" shall be determined from time to time at the request of Landlord, by one of the insurers or, at the option of Tenant, by an appraiser, engineer, architect or contractor approved in writing by Landlord (which approval shall not be unreasonably withheld) and paid by Tenant. No omission on the part of Landlord to request any such determination shall relieve Tenant of any of its obligations under this Article.

    (b) Fire and extended coverage insurance insuring all improvements, additions, fixtures and contents installed or owned by Tenant in, on or at the Premises, against loss or damage by fire and against loss or damage by vandalism and malicious mischief and by other risks now or hereafter embraced by the standard "All Risk" extended coverage endorsement used in the State of New Jersey, in amounts equal to the full replacement value of such improvements, alterations, additions, fixtures and contents. said insurance shall be deemed to cover Tenant's property and not Landlord's property.

    (c) Comprehensive general public liability insurance, insuring Landlord and Tenant against liability for injury and death to persons, or property damage, including water damage and legal liability, occurring in or about the Premises or arising out of the ownership, maintenance, use or occupancy thereof including, without limitation, damage to natural resources or other properties caused by releases of hazardous substances or any other form of pollution. The liability under such insurance shall not be less than TWO MILLION DOLLARS ($2,000,000) combined single limit in respect of personal injury or death to any person or persons and/or property damage. Such liability policy shall include a Broad Form Broad Form Comprehensive General Liability endorsement.

    (d) Plate glass insurance.

    (e) Flood insurance if required by Landlord's mortgagee.

    (f) Boiler and pressure vessel insurance including pressure pipes.

    (g) Rental income insurance covering the Basic Rent, and real estate taxes and insurance costs for a period of one year.

    (h) If a sprinkler system shall be located in the Premises, sprinkler leakage insurance in amounts and form reasonably acceptable to Landlord.

    (i) Such other insurance on the Premises and in such amounts as may from time to time be reasonably required by Landlord against other insurable hazards which at the time are commonly insured against in the case of premises similarly situated.

    7.2 (a) All insurance provided for in Section 7.1 hereof, if readily obtainable, shall be effected under standard form policies issued by insurers of recognized responsibility, authorized to do business in the State of New Jersey which are well rated by national rating organizations and have been approved in writing by Landlord, such approval not to be unreasonably withheld. Landlord and Tenant, and at the Landlord's request, Landlord's mortgagee, shall be named insureds on such insurance policies.

    (b) All policies of insurance (except liability insurance, fire and casualty insurance on Tenant's property and rental income insurance) shall provide by endorsement that any loss shall be adjusted with Landlord, and any mortgagee of the Premises and payable to the Landlord or any mortgagee as their respective interests may appear. The rental income insurance policy shall be payable to Landlord and the fire and casualty insurance on Tenant's property shall be payable to Tenant and Tenant's lender, if any.

    (c) Each policy of insurance required to be obtained by Tenant as herein provided and each certificate therefor issued by the insurer shall contain an agreement by the insurer that such policy shall not be canceled or modified without at least thirty (30) days prior written notice to Landlord and to any mortgagee to whom a loss thereunder may be payable.

    7.3 Upon the commencement of this Lease, Tenant shall deliver to Landlord evidence of the above'-mentioned insurance coverage satisfactory to counsel for Landlord. No later than fifteen (15) days prior to the expiration of any policy of insurance required to be maintained by Tenant under this Lease, Tenant shall deliver to Landlord evidence of the renewal of the above-mentioned insurance coverage satisfactory to counsel for Landlord. Upon Tenant's failure to comply in full with this Article 7, Landlord shall have the immediate right to obtain the aforesaid insurance coverage, to pay the premiums therefor and to add the said premiums together with interest at the rate of eighteen (18%) percent per annum. or the highest lawful rate, whichever is less, to the monthly installment of rent next due, which amount shall be paid by Tenant to Landlord as additional rent, in addition to said monthly installment.

    7.4 Tenant shall not take out separate insurance (other than personal liability insurance) concurrent in form or contributing in the event of loss with that required in this Article to be furnished by, or which may reasonably be required to be furnished by Tenant unless Landlord is included therein as an insured, with loss payable as in this Lease provided. Tenant shall immediately notify Landlord of the taking out of any such separate insurance and shall deliver the policy or policies as provided in Section 7.3 hereof.

    7.5 Landlord reserves the right to require increased coverage as to the liability insurance to be provided as hereinabove referred to, as the same may be required to take into effect cost of living and/or inflationary effects on the dollar value of the liability coverage, in order to affect reasonable protection under then existing economic conditions. If at any time during the term of this Lease Landlord shall request that the amount of public liability insurance provided by Tenant as required by the provisions of this Article 7 be increased on the ground that such coverage is inadequate to properly protect the interests of Landlord, and Tenant shall refuse to comply with such request or requirement, the dispute shall be submitted to arbitration in New Jersey under the auspices and rules of the American Arbitration Association and judgment upon any award of such arbitrators may be entered in any court of competent jurisdiction.

    7.6 The parties hereto mutually covenant and agree that each party, in connection with insurance policies required to be furnished in accordance with the terms and conditions of this Lease, or in connection with insurance policies which they obtain insuring such insurable interest as Landlord or Tenant may have in its own properties, whether personal or real, shall expressly waive any right of subrogation on the part of the insurer against Landlord or Tenant as the same may be applicable, and Landlord and Tenant each mutually waive all right of recovery against each other, their officers, directors, agents or employees for any loss, damage or injury of any nature whatsoever to property or person for which either party is required by this Lease to carry insurance, if the loss, damage or injury shall have been caused by the event, fault or negligence of the other party or anyone for whom such party may be responsible.

8.   Assignment

    8. 1 Supplementing Article 4th of the printed Lease, if at any time the original Tenant named herein or the then Tenant or any Guarantor shall be a corporation or partnership, any transfer of voting stock or partnership interest resulting in the person(s) who shall have owned a majority of such corporation's shares of voting stock or the general partners' interest in such partnership, as the case may be, immediately before such transfer, ceasing to own a majority of such shares of voting stock or general partners' interest, as the case may be, except a s the result of transfers by inheritance, shall be deemed to be an assignment of this Lease as to which Landlord's consent shall have been required, and in any such event Tenant shall so notify Landlord, except that this provision shall not be applicable to any corporation all the outstanding voting stock of which is listed on a national securities exchange (as defined in the Securities Exchange Act of 1954, as amended). For the purposes of this Section, the words "voting stock" shall refer to shares of stock regularly entitled to vote for the election of directors of the corporation. Notwithstanding the foregoing, Tenant shall have the right to assign this Lease or sublet the Premises to Modern Medical Modalities Corporation or its subsidiaries without the consent of the Landlord, provided that the Tenant shall remain liable under this Lease and a copy of the assignment or sublease shall be delivered to the Landlord and any assignee shall assume the obligations of the Tenant under this Lease.

    8.2 The making of any assignment, mortgage, pledge, encumbrance or subletting, in whole or in part, whether or not with the consent of Landlord, shall not operate to relieve Tenant from its obligations under this Lease and, notwithstanding any such assignment, mortgage, pledge, encumbrance or subletting, Tenant shall remain liable for the payment of the rental and other charges and for the due performance of all the covenants, agreements, terms and provisions of this Lease to the full end of the term of this Lease, and whether or not there shall have been any prior termination of this Lease by summary proceedings or otherwise. The acceptance of rent by Landlord from any person, firm or entity other than Tenant shall not be deemed to be a waiver by Landlord of any provision hereof. The consent by Landlord to any assignment, mortgaging or subletting by others shall be deemed to be a consent only for the assignment, mortgage or subletting requested, and shall not in way be considered to relieve Tenant from obtaining the express written consent of Landlord to any other or further assignment, mortgaging or subletting.

    8.3 In the event of any assignment or subletting by Tenant, any rent (determined on a per square foot basis) or other compensation other than a pass-through of the obligations of Tenant hereunder received by Tenant in excess of the Basic Rent of Tenant under this Lease (determined on a per square foot basis) shall belong to Landlord, and Tenant shall account for same and remit same to Landlord promptly upon receipt. Tenant shall deliver to Landlord a copy of any instrument of assignment or sublease at the effective date thereof.

    8.4 In the event Tenant shall assign or sublet the Premises or request the consent of Landlord to any assignment or subletting, or if Tenant shall request the consent of Landlord for any act that Tenant proposes to do, then Tenant shall pay Landlord's reasonable attorneys fees incurred in connection therewith.

9.  Late Payment

    Tenant agrees that as a material inducement to Landlord to enter into this Lease, it will pay the rent and other charges as herein provided, promptly on the first day of each and every month or as otherwise in this Lease provided as to the additional rent and charges as herein provided. Without waiving any of Landlord's other remedies for failure to pay rent as in this Lease contained, Tenant agrees that any rent not paid by the tenth
  (loth) day of any month shall require payment by Tenant of a late charge of eight cents ($.08) for each dollar of rental payment required, which payment shall be made in such event by Tenant with the required payment of rent, if late, together with interest on amounts overdue from the date thereof computed at the rate of eighteen (18%) percent per annum, which payment for late charges and interest in any event shall be made by Tenant upon demand if not otherwise theretofore paid. Anything hereinabove contained to the contrary notwithstanding, it is expressly understood and agreed that any pattern of consecutive late payment of rent or other charges as required in this Lease shall be deemed a default pursuant to the terms and conditions of this Lease, for which Landlord shall have such rights or remedies as in this Lease provided.

10.  Waiver of Landlord's Liability

    Notwithstanding any provision to the contrary, Tenant shall look solely to the equity of Landlord in and to the portion of the Premises then owned by Landlord or, if there shall be any ground or underlying lease, the equity of Landlord in and to the leasehold interest of Landlord under such ground or underlying lease, in the event of a breach or default by Landlord pursuant to the provisions of this Lease, and Tenant agrees that the liability of Landlord under this Lease shall not exceed the value of such equity of Landlord in the Premises or in said leasehold interest, as the case may be. No other properties or assets of Landlord shall be subject to levy, execution or enforcement procedures for the satisfaction of any judgment (or other judicial process) arising out of, or in connection with, this Lease; and if Tenant shall acquire a lien on any such other properties or assets by judgment or otherwise, Tenant shall promptly release such lien on such other properties and assets by executing, acknowledging and delivering to Landlord an instrument to that effect prepared by Landlord's attorneys.

11.  Attorneys Fees

    In the event of any default by Tenant under this Lease, Landlord shall be entitled in addition to any other rights and remedies hereunder, to the reimbursement by Tenant of all costs and reasonable attorney's fees incurred by Landlord in the exercise of its rights and remedies.

12.  Transfer of Landlord's Interest

    It is expressly understood and agreed that the term "Landlord," as used in this Lease, means only the owner for the time being of the Premises, and in the event of the sale, assignment or transfer by such owner of its interest in all or part of the Premises, such owner shall thereupon be released and discharged from all covenants and obligations of Landlord thereafter accruing with respect to the portion of the Premises so transferred; but such covenants and obligations shall be binding upon each new owner for the time being of the Premises or any part thereof.

13.  Surrender by Tenant At End of Term

    Tenant will surrender possession of the Premises and remove all goods and chattels and other personal property in the possession of Tenant, by whomsoever owned, at the end of the term of this Lease, or at such other time as Landlord may be entitled to re-enter and take possession of the Premises pursuant to any provision of this Lease, and leave the Premises broom clean and free of occupants and in as good order and condition as they were at the beginning of the term, reasonable wear and tear excepted, together with all alterations, additions and improvements in, to or on the Premises made by Tenant as permitted under the' Lease, subject to Landlord's right to require Tenant at its cost and expense to remove any alterations or improvements installed by Tenant and not permitted or consented to by Landlord pursuant to the terms and conditions of the Lease, so as to restore the Premises to the condition found at the inception of the Lease term, which covenant by Tenant shall survive the surrender and the delivery of the Premises as provided hereunder. For purposes of this Article 13, ordinary wear and tear is deemed not to include conditions created by Tenant due specifically to its operation within the Premises, including but not limited to foreign substances emitted by its machinery and equipment or other conditions specifically produced by Tenant's operations and use of the Premises. In default of such surrender of possession and removal of goods and chattels at the time aforesaid, Tenant will pay to Landlord twice the rent reserved by the terms of this Lease for such period as Tenant either holds over possession of the Premises or allows its goods and chattels or other personal property in its possession at such time to remain in the Premises, and in addition thereto statutory penalties and all other damages which Landlord shall suffer by reason of Tenant holding over in violation of the terms and provisions of this Lease, including all reasonable claims for damages made by any succeeding Tenant or purchaser of the Premises against Landlord which may be founded upon delay by Landlord in giving possession of the Premises to such succeeding Tenant or purchaser, so far as such damages are occasioned by the holding over of Tenant.

14.  Broker

    The parties hereto acknowledge that no broker is entitled to any finders fee, commission or similar compensation in connection with this Lease.

15.  No Recording

    It is understood between the parties hereto that this Lease will not be recorded.

16.  Waiver of Trial by Jury

    Landlord and Tenant hereby mutually waive their rights to trial by jury in any action, proceeding or counterclaim brought by either of the parties hereto against the other on any matters whatsoever arising out of or in any way connected with this Lease, Tenant's use or occupancy of the Premises, and any claim of injury or damage.

17.  Article Headings

    The article headings in this Lease Agreement are for convenience of reference only and shall not be deemed to define, limit, or describe the scope and intent of this Agreement, or alter or affect any provisions.

18. Lease Not Offer

    This Lease is transmitted for examination only, and does not constitute an offer to lease, and this Lease shall become effective only upon execution thereof by the parties hereto. No rights are to be conferred upon Tenant until this Lease has been executed by Landlord and an executed copy of this Lease has been delivered to Tenant.

19.  Certain Special Provisions

    As long as Stephen Findlay shall be President of the Tenant, Tenant cannot be in default under this Lease unless the Tenant's noncompliance with this Lease is as a result of a decision by the Board of Directors of Tenant not to comply with the terms of this Lease over the objection of the said Stephen Findlay. The provisions of this Section 19 shall terminate at such time as Stephen Findlay shall cease to be President of Tenant for any reason whatsoever.

Exhibit 99.1       Completed Projects

    MEDICAL INSTALLATIONS COMPLETED BY PRIME CONTRACTING CORP.
      NEW JERSEY

(1) University of Medicine and Dentistry of New Jersey-
    University Hospital
    150 Bergen Street - Newark, New Jersey

    Trauma Center Radiology Renovation-(1997) 4000 SF $1.2 million value. Demolition of five X-ray rooms and supporting administrative offices. New construction: Angiography Suite, C/T Suite, Radiography Room, Patient Holding, Darkroom, Administrative/ Staff area. Design/Build project stipulated sum agreement. GE Medical Systems Equipment

  Other UMDNJ Projects:

    Complete Design/Build of two Cardiac Cath. Labs,
    Philips (1986) and XRE Corp (1997).
    Complete Design/Build of GE Vascular Lab (1995)
    Complete Design/Build of GE Angiography Suite
    Alterations of O.R. #10 Cystography Suite
    Relocation of existing C/T Scan Suite
    Renovations to X-ray Rooms #2,3,4, &5
    Renovations for installation of AT&T "PACS" system
    Alterations to Doctor's "on-call" room E- 123
    Renovations for complete Philips Angiography unit (1989)

(2) Rahway Hospital
      865 Stone Street- Rahway, New Jersey

    MRI Addition- (1996) 4500 SF. $850,000 Design/Build agreement. Building addition to existing hospital for MRI suite and ancillary functions. Philips Medical Systems 1.5 T MRI

    Cardiac Catherization Suite Addition- (1997) 3 100 ST $ 1.1 Million stipulated sum agreement. Building addition over existing second floor. GE Medical Systems Advantx 80

    C/T Renovation- (1995) GE Medical Systems HI Speed C/T
        Emergency X-Ray Room Renovation- (1993) GE Advantx

(3) Riverview Hospital
      Red Bank, New Jersey

    Construction and relocation for new GE Cardiac Cath. Lab. Project cost- $1 million Plus Complete room renovation for new GE Special Procedures Room.

(4) Newark Beth Israel Medical Center
    201 Lyons Avenue Newark, New Jersey


    * Radiology Department Renovation- 2200 SF. $680,000 value. Phased Renovation of Five R/F Rooms, Mammography Suite and Darkroom. GE Medical Systems Equipment

    *  Other Newark Beth Israel Projects
    *  Renovations of new GE Cardiac Cath. Lab
    *  Complete alterations Micro Biology Lab
    *  Complete alterations new C/T Suite
    *  Relighting O.R. & Cystography Rooms
    *  Alterations for GE Optima and Maxxus Nuclear Medicine Units

(5) Hackensack Medical Center
    30 Prospect Avenue- Hackensack, New Jersey

    * Angiography Suite Renovation- 1200 SF. $550,000 value. Demolition and reconstruction of Angiography Suite including darkroom and ancillary areas. Design/Build stipulated sum agreement. Siemens Medical Systems Equipment

    * Alterations to CIF Suite #2- New Siemens Somation Plus 4 System

(6) E.D. Imaging Center
    Bedminster Medical Plaza- I Robertson Drive, Bedminster, New Jersey

    8400 SF $850,000 value. Complete Imaging Center, Design/Build project including MRI, C/T, R/F, RAD, Mammography and Ultra Sound.

(7) Tri-Cat Associates
    3840 Park Ave., Suite C, Edison, New Jersey 08820

    A Complete Design/Build of new facility and subsequent addition to include MRI, C/T. R/F, Nuclear Medicine, Mammo Ultra Sound and support areas (1985-1995 cost $550,000)

    Design/Build of 3300 SF space for new GE- Open MRI and support areas (1997- cost $450,000)

    Site preparation for mobile MRI trailer

(8) St. Elizabeth's Hospital
    225 Williamson Street, Elizabeth, New Jersey 07207

    Complete Design/Build of new Hitachi MRI Suite
    Complete renovation for Siemens Cardiac Cath. Lab
    Renovation of new Radiation Therapy Simulator Room
    Complete renovation for ADC Cardiac Cath. Lab
    Complete renovation for R/F Special Procedures Room

(9) Dover General Hospital
    Jardine Street, Dover, New Jersey 07801

    Alterations to X-ray Room 46 and 49
    Renovations of new Maternity Suite
    Installation of original C /T Suite (1979)
    Alterations for new Mammography Suite
    Installation of new GE Special Procedures Room
    Installation of mobile C/T(1991)
    Installation of new Cobalt Therapy unit
    Renovation of O.R. Room #8- Cystography Suite
    Installation of HDR Therapy unit

(10)  Medical Imaging Associates
      69 Orient Way, E. Rutherford, New Jersey 07073

    MRI, R/F Tomo, Ultra Sound & Chest Rooms
    Design/Build new GE C/T Suite
    Renovations for installation of new Siemens 1.0 T MRI Suite

(11)  Open MR1 of Morristown at Corvas
      95 Madison Avenue, Morristown, New Jersey 07960

    Design/Build of 1900 SF for new Picker "Open" MRI facility (1996) Complete renovations to new facilities: C/T R/F, Mammography, offices
    (1985)


(12)  Magnetic Imaging of Morris
      420 Boulevard, Suite 103, Mountain Lakes, New Jersey, 07046

    1800 SF Design/Build renovation and installation of GE Profile MRI system

(13)  St. Michael's Hospital
      268 Dr. Martin Luther King Boulevard, Newark, New Jersey, 07102

    *  Replacement of existing C/1'equipment; GE 9800
    *  Renovation of X-ray room #5 for Siemens unit
    *  Complete Design/Build of new Angiography Suite
    * Renovations of two Mammography rooms, Lorad Steriotactic Suite and GE Mammography unit
    *  Renovation for new ADC Cardiac Cath. Lab
    *  Design/Build of Cardiac Recovery unit

(14)  Union Memorial Hospital
      1000 Galloping Hill Road, Union, New Jersey, 07083

    Design/Build new Philips V3000 Angio Room
    Complete renovations of new C/T Suite (1986 and 1996)
    Renovations for replacement of 4 R/F exam rooms
    Renovations for upgrade of two new X-ray exam rooms
    Site preparation for mobile C/Trailer (1986 and 1996)

(15)  Somerset Medical Center
      Somerset New Jersey

        Renovation of existing Angio Room for Philips V3000 Angio equipment

(16)  Passaic General Hospital
      3500 Boulevard, Passaic, New Jersey, 07055

        * Installation of new GE C/T/ unit
        * Installation of new GE Special Procedures Room

(17)  St. Mary's Hospital
      135 S. Center Street, Orange, New Jersey, 07050

        Complete renovations of former chapel area into new C/T Suite Renovations to cafeteria and staff lounge
        Installation of new Picker X-ray unit in exam room #6
        Installation of new Laser unit in O.R. #2

(18)  St. Clare's Hospital
      Pocono Road, Denville, New Jersey, 07834

        Complete renovation of new C/T Suite (1992)

(19)  Newton Memorial Hospital
      175 High Street, Newton, New Jersey, 07860

        Complete renovation of existing GE R/F room.
        Complete Design/Build for two nuclear medicine rooms.

(20)  Orange Memorial Hospital
      188 South Essex Avenue, Orange, New Jersey, 07051

        Installation of Siemens mobile MRI unit and related support areas.

(21)  Meadowlands Hospital & Medical Center
      Meadowlands Parkway, Secaucus, New Jersey, 07094

        Electrical upgrading & installation of Special Procedures Room, Mammography & (2) R/F rooms
        Procedures Room, Mammography & (2) R/F rooms
        Renovation of Cystography; O.R. #3
        Complete renovations for new Siemens C/T/ unit

(22)  Robert Wood Johnson University Hospital
      One Robert Wood Johnson Place, New Brunswick, New Jersey 08901

    Renovations to C/T Suite for replacement of unit
    Renovations of new Angio unit
    Installation of two new Philips Cardiac Cath. Labs

(23)  Passaic Beth Israel Hospital
      70 Parker Avenue, Passaic, New Jersey, 07055

    Complete room renovation for Picker R/F room
    Complete room renovation for Toshiba Special Procedures Room

(24)  Irvington General Hospital
      Irvington, New Jersey,

    Replacement of existing C/T equipment with new Elscint CIT

(25)  Holy Name Hospital
      718 Teaneck Road, Teaneck, New Jersey, 07666

    Renovation of R/F Room #6

(26)  Jersey Shore Medical
      1945 Route 33, Neptune, New Jersey, 07754

      Renovations for new Radiation Therapy Simulator Unit
      Renovation of O.R. #3, Cystography Room

(27)  East Orange V.A. Hospital
      Tremont Avenue, East Orange, New Jersey, 07107

    Siemens Linear Accelerator Installation
    Renovation of new R/F X-ray rooms

(28)  United Hospitals Medical Center
      15 South Nine Street, Newark, New Jersey, 07109

    * Renovations of new Radiation Therapy Simulator Room
    * Renovations to doctor's on call lounge
    * Complete renovations to X-ray Room #7

(29)  St. James Hospital
      155 Jefferson Street, Newark, New Jersey, 071.05

        Renovations of new C/T Suite
        Renovations of new Nuclear Medicine Suite
        Renovations of new Histology Suite
        Installation of X-ray Room #6
        Installation of complete new fire alarm system
        Renovation to O.R. Rooms #1,2,3, &4

(30)  Pascack Valley Hospital
      Old Hook Road, Westwood, New Jersey, 07675

        * Electrical installation of (2) new Siemens E.R. X-ray rooms
        * Renovations for new GE Special Procedures Room
        * Installation of new GE R/F Room

(31)  Bayonne Hospital
      29 East Twenty Ninth Street, Bayonne, New Jersey, 07002

         Renovation of Picker PQ C/T system

(32)  Elizabeth General Hospital
      925 East Jersey Street, Elizabeth, New Jersey, 07201

        Renovation of R/F Room #3
        Renovations for new Picker Vascular Lab
        Renovations for new Mammography Suite

(33)  Saddle Brook Imaging
      300 Market Street, Saddle Brook, New Jersey, 07662

        Complete Design/Build of Imaging Facility

(34)  M.R.I of New Jersey
      410 Centre Street, Nutley, New Jersey, 07710

    Complete Design/Build of MRI facility, including C/T R/F and Mammo

(35)  West Morris MRI Associates
      66 Sunset Strip, Suite 101, Succasunna, New Jersey, 07876

    Complete construction of 3600 SF MRI facility

(36)  Rad Group of New Brunswick
      579 Cranbury Road, East Brunswick, New Jersey, 08816

    Complete renovations to 8500 SF Imaging Center and installation of GE
    1.5 MRI] unit. Project cost $1 million (1985)
    Design/Build of new Nuclear Medicine Suite
    Installation of Mobile MRI.1 unit (1996)

(37)  Union Imaging Center
      451 Chestnut Street, Union, New Jersey, 07083

    Complete Design/Build out of new MRI, C/T, Ultra Sound, Mammography, offices (1992)
    Design/Build of new Picker "Open" MRI facility (1996)

(38)  Denville Radiology & CT Scanning Group
      282 Route 46, Denville, New Jersey, 07834

    Complete Design/Build of C/T Suite

(39)  Comprehensive Cancer Care
      772 Northfield Avenue, West Orange, New Jersey, 07052

    Complete renovation & alteration to accommodate new C/T, RJF, X-ray equipment, computer room

(40)  Radiological Group of North Jersey
      330 Ratzer Road, Wayne, New Jersey, 07470

    Complete Design/Build for new C/T Suite

(41)  Alliance Imaging
      101 Madison Avenue, Morristown, New Jersey, 07960

    Complete Design/Build of new Philips C/T Suite

(42)  Atrium Imaging
      Manalapan, New Jersey

    Design/Build of new C/T & R/F Suite

(43)  Somerset Imaging Center
      Somerset, New Jersey

    Design/Build of new C/T & R/F Suite

(44)  Wayne General Hospital
      224 Hamburg Turnpike, Wayne, New Jersey, 07470

    Complete Design/Build on new Cystography Suite and dark room
    Renovate existing C/T Suite for new GE High-speed
    Renovate existing Angio Room for new Philips V 3000 system.

(45)  St. Mary's Hospital
      308 Willow Avenue, Hoboken, New Jersey

    Complete C/T Suite renovations for installation of GEMS High Speed
    C/T

(46)  Advanced Imaging Center
      1031 McBride Avenue, West Paterson, New Jersey

    Complete Design/Build of new Toshiba C/T Suite, Mammography and support areas

(47)  Centra-State Hospital
      Main Street, Freehold, New Jersey

    Complete room renovations for:
    Picker C/T Suite
    Picker Angio Suite
    GE R/F Room

Exhibit 99.2       Credit Line with NGF Investment Corp.

                               PROMISSORY NOTE


                                                       Date:  January 4, 1999


     FOR VALUE RECEIVED, the undersigned hereby jointly and severally promise to pay to the order of NGF Investment Corp. the sum of nor more than TWO HUNDRED THOUSAND AND 00/100 DOLLARS ($200,000), together with interest thereon at the rate of 14.5% (fourteen and 1/2%) per annum to the unpaid balance.

     All payments shall be first applied to interest and the balance to principal. Interest payments shall be paid monthly. This note may be prepaid, at any time, in whole or in part, without penalty. This note is due and payable September 15, 2001. This note shall at the option of any holder hereof be immediately due and payable upon the occurrence of any of the following:

1.  Failure to make any payment due hereunder within 10 days of its due date.

2. Breach of any condition of any security interest, mortgage, pledge agreement or guarantee granted as collateral security for this note.

3. Breach of any condition of any security agreement or mortgage, if any, having a priority over any security agreement or mortgage on collateral granted, in whole or in part, as collateral security for this note.

4. Upon the death, dissolution or liquidation of any of the undersigned, or any endorser, guarantor or surety hereto.

5. Upon the filing by any of the undersigned of an assignment for the benefit of creditors, bankruptcy, or for relief under any provisions of the Bankruptcy Code; or by suffering an involuntary petition in bankruptcy or receivership not vacated within thirty days.

In the event this note shall be in default, and placed with an attorney for collection, then the undersigned agree to pay all reasonable attorney fees and costs of collection. Payments not made within ten days of due date shall be subject to a late charge of 10% of said payment. All payments hereunder shall be made to such address as may from time to time be designated by any holder hereof.

     The undersigned and all other parties to this note, whether as endorsers, guarantors or sureties, agree to remain fully bound hereunder until this note shall be fully paid and waive demand, presentment and protest and all notices thereto and further agree to remain bound, notwithstanding any extension, modification, waiver or other indulgence by any holder or upon the discharge or release of any obligor hereunder or to this note, or upon the exchange, substitution, or release of any collateral granted as security for this note.
No modification or indulgence by any holder hereof shall be binding unless in writing; and any indulgence on any one occasion shall not be an indulgence for any future occasion. Any modification or change of terms, hereunder granted by any holder hereof, shall be valid and binding upon each of the undersigned, notwithstanding the acknowledgment of any of the undersigned, and each of the undersigned does hereby irrevocably grant to each of the others a power of attorney to enter into any such modification on their behalf. The rights of any holder hereof shall be cumulative and not necessarily successive. This note shall take effect as a sealed instrument and shall be construed, governed and enforced in accordance with the laws of the State of New Jersey.


Prime Contracting Corporation                NGF Investment Corp.
681 Chestnut Street                          95 Madison Ave., Suite 101
Union, New Jersey 07083                      Morristown, New Jersey 07960


By:  /s/Otto Von Eilbergh                    By:  /s/ Aron D. Scharf
     Otto Von Eilbergh                            Aron D. Scharf
     Acting President